02034418

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones AG

*CURRENT ADDRESS

PROCESSED
JUN 0 6 2002
P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3871 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/20/02



KRONES AG Annual Report 2001

KRONES

The Group, 1997–2001

At a glance

	1997	1998	1999	2000	2001
Sales (in million euro)	868	921	908	1,015	1,165
Employees (as of 31. 12.)	7,619	7,822	7,616	7,989	8,365
Orders received (in million euro)	836	935	974	1,104	1,190
Net income (in million euro)	18	26	25	38	50
Fixed assets (in million euro)	196	152	163	182	206
Investments (in million euro)	42	21	37	62	58
Depreciation (in million euro)	48	58	26	32	35
Cash flow (in million euro)	68	90	53	71	87
Shareholders' equity (in mio euro)	300	328	340	338	381
Balance-sheet total (in mio euro)	569	586	630	643	726

Innovative equipment, our com hensive product and service pro gramme and the Group's global presence all contributed to the b result in the company's 50 year history - and this in its anniversary year. A 15 percent increase in sale to 1,165 million euro and a 31 per rise in profit to over 50 million eu represent new record levels which were also registered for the numb of orders received and orders on hand. In view of these excellent fig ures, we will once again be propos ing a dividend increase at this year Annual General Meeting.



868
921
908
1,015
1,165
18
26
25
38
50
997
1998
1999
2000
2001
ales in million €
Year-end surplus in million €

The Company's Executive Bodies

Supervisory Board

Dr. Lorenz M. Raith
Chairman

Paul Jogsch*
Deputy Chairman
Chairman of Central
Works Council

Ernst Baumann
Member of the Executive Board
of BMW AG
(from 19.06.2001)

Rudolf Ederer
Lawyer

Herbert Gerstner*
Works Council Member

August Grünecker
Patent Lawyer
(until 19.06.01)

Dr. Klaus Heimann*
Director of the Professional
Training Department on the
Board of IG Metall

Dipl.-Ing. Dieter Jensen

Norman Kronseder
Chief Executive
of Saatzucht Steinach GmbH

Prince Alfred Ernst
zu Löwenstein-
Wertheim-Freudenberg

Walter Meyer*
Head of the Branch
IG-Metall Administration,
Regensburg

Josef Strobl*
Plant Manager

Günter Walter*
Deputy Chairman of Central
Works Council

*elected by staff

Executive Board

Volker Kronseder
Chairman

Hans-Jürgen Thaus
Deputy Chairman

Alois Müller

Rainulf Diepold

Dr. Herbert Pickel
Deputy Board Member
(until 30.06.2001)

Contents





Chairman's message



Dear shareholders and friends of the company,

Whenever we look back on the first year of the new millennium, we will always be reminded of the horrible images of the terrorist attacks in the Unites States of America. We will, however, also always regard 11th September 2001 as a symbol of the day when humanity did not lose its faith. Life, which appeared to have been numbed for an instant, went on in its original diversity.

This is why we at KRONES will also remember 2001 as a satisfactory year from our company's point of view. In the year which marked the fiftieth anniversary of the founding of our company, our turnover and profit figures reached record high, our shares took off and our appearance at the drinktec-interbrau, the world's largest exhibition for the beverage industry, marked yet another climax.

At a time when the impression of the events of New York and Washington were still fresh in most minds, the World Economic Summit of the beverage industry took place in Munich. "KRONES city", our 6,000m² exhibition hall, evolved into a magnet which drew the around 70,000 trade visitors from all over the world. It allowed us to impressively underline our leading position in the manufacture of filling and packaging machines and complete bottling lines. Our product innovations once again provided an important impetus for the world-wide brewing and beverage industry and for KRONES trading operations.

The exhibition was our most successful yet. Contrary to the trend, we were once again able to increase our turnover by 15 percent, reaching a new record level of 1.165 billion euro. And our profits marked a new high, reaching approximately 50 million euro (+31%), doubling our net earnings within a period of two years. In this time span, we were able to show that, with courage and commitment, hard work and direction, great gains can be achieved. Thanks to these outstanding figures, we will propose an attractive increase in dividend for the fourth consecutive time during the Annual General Meeting.

Our market, the beverage industry, still possesses potential for growth. That is why we still continue to hold on to our long-term growth and return targets – especially since our world-wide position as a complete system supplier is significantly improving. The market is also marked by a relatively short product life and, as a result, the existing machines and complete lines are being renewed after shorter intervals. This, in turn, leads to technological equipment being tremendously dynamic. Here, KRONES is at the forefront. We will continue to offer the bottling industry complete lines and technology, which fulfil their daily requirements and economic aspects and which point to the future.

Now half a century of KRONES has gone by. Above all, the ideas and the initiative of the people in our company were the factors which lead to our success story. In this time, KRONES has built up an exposed market position. It is our task to hold on to this position and to improve on it year after year. It is a task for the future to which my executive colleagues and myself feel committed. For it means that the valuable time which the many people in our company invested in their work for KRONES then serves a purpose and follows a goal. We would ask you, too, to help us reach this goal.

Yours,



Volker Kronseder
Chairman, Executive Board

The members of the Executive Board

Volker Kronseder
Chairman of the Executive Board



Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

ainulf Diepold



ois Müller

Structured success



Hans Jürgen Thaus in discussion with Christa Stewens, the Bavarian Minister of State for Employment, Social Order, Family and Women

Company success does not arise out of uncertainty. This piece of wisdom does not originate from KRONES, but is still something which we have never forgotten. With success. For since the beginning of our strategic restructuration a few years ago, we have continued to strengthen our position as the global market leader in the packaging machine industry and have taken charge of the technological leadership in many areas today.



830
807
834
868
920
910
1,015
1,165
22
7
14
17
26
25
38
50
1994
1995
1996
1997
1998
1999
2000
2001

KRONES Group sales in million euro
Profit for the year in million euro (after tax)

Yet every beginning is hard, and KRONES' attempts to create a new structure proved to be no exception. A magic formula which we would have simply had to adopt, did not and still does not exist. Management methods may prove to be efficient tools during the planning of a new strategy – if they are correctly applied. If applied incorrectly, they can just as well turn out to be a danger to the company. It was also clear that we would be driven by the market and wander about without direction if we did not succeed in creating a strategy which precisely suited our situation and within the correct time span.

While describing a similar situation, Jack Welch, a former Executive Board Chairman of General Electric remarked that there are no more text book answers. His judgement was that leaders must write their own text books.

Two years ago, KRONES drafted up its own guidelines for its future action. In doing so, we firstly regarded the logic of our branch, the beverage industry, and considered in detail, what our business is really all about.

And what was the result? It was, and still is, a matter of detecting and analysing fundamental alterations in market and customer behaviour early. It is about looking at ourselves with our customers' eyes and finding out where the actual means for increasing the value of our business lies. And it will also always be a matter of offering our products and services faster, more punctually, improved, with increased flexibly, a lesser amount of work and a greater degree of choice for the customer.

"Reconstruction is not a stroll on a level path. It means climbing a mountain, often using paths which no-one has walked on before." With these words of warning from Mikhail Gorbachev in our luggage, we set off on our way. Spurred on by an internally-developed impetus programme which described our aims and activities and was distributed as a message to all KRONES employees.

Levels of influence leading to company success

With our strategy, agreed aims and planning, we had finished the creation of the strategic level: the *company's system of objectives.* To create the *production system* and, thus, the operative level of the market, our products and resources, the organisation and trading processes. All of this can be seen in figures and profits.



The emotional level, which has a strong influence on the success of the company, is quite different and forms the *management system* of KRONES. Employee management goes hand in hand with motivation and is built on communication.

This is how one succeeds in creating a dynamism for change in a company, in targeting existing abilities and in recognising and making use of potential. And KRONES' future prospects also lie in factors, such as the individual's identification with the company and its culture.

Yet, we have also learned one thing: that past successes are by no means a guarantee for the future. With this in mind, we are persistently continuing with the launched process – and, in doing so, are structuring success.


)(KRONES
Bilanzpressekonferenz
Analystenmeeting

About the KRONES share

KRONES shares really took off in the year 2001. The preference shares quoted on the M-Dax doubled in value within a one-year period – and have since then continued to rise.

In view of the exceptional group business development and the continuing excellent prospects, we will propose an increase in dividend for the fourth consecutive time during this year's Annual General Meeting.

While the owners of KRONES shares were able to delight in the rising share prices, the stock exchange year in general was more of a bitter disappointment for investors. With the German share index, the Dax, having lost around 7.5% in the year 2000, the index of the 30 largest German public limited companies once again dropped more than 20% last year. And the prices continued to fall.

The New Market has plummeted even further into insignificance. The Nemax 50 index had already fallen below the 1,000 points mark prior to the terrorist attacks in the United States, the result of which marked the fall of all the important world share indexes to their lowest point on 21st September. All in all, the so-called growth shares have lost approximately another 60% of their value within the last twelve months. Investor interest in the New Market has clearly eased off in response.

In contrast, the M-Dax shares have become extremely popular with investors. The 70 most important shares on the Dax closed the year 2001 with a loss of only 7.5%. This means that, after 2000, the so-called minor shares performed better than the major standard shares last year as well. There were particularly radiant winners among the shares quoted in the M-Dax – such as KRONES AG which made up the leading group of three together with the sports article manufacturer Puma and the construction group Bilfinger + Berger.

KRONES ordinary and preference shares compared with the MDax



Jan. 01
Feb. 01
March 01
April 01
May 01
June 01
July 01
Aug. 01
Sept. 01
Oct. 01
Nov. 01
Dec. 01
190 %
180 %
170 %
160 %
150 %
140 %
130 %
120 %
110 %
100 %
90 %
80 %
M-Dax
KRONES ordinary shares
KRONES preference shares

Value-orientated KRONES shares were in demand

Investments proved in short that you could not show off with ordinary stocks in the year 2001. Instead, when it came to the investors' favour, the stocks included in the second series were right at the top. If you were clever, you could still secure market potential with individual stocks. As was the case with the filling and packaging line manufacturer, KRONES. In the year of the fiftieth anniversary of the company's founding, it appeared to be unimpressed by the bad world market conditions which have been the cause of receding order figures in the German engineering industry.

In its quarterly reports, KRONES continually presented new record figures for the group – which investors and the market clearly rewarded. The KRONES share began the year at 28.50 euro. After the publication of the half-yearly figures, it reached the 40 euro mark and climbed to 55.10 euro on the last day of trading of the year 2001. In January 2002, KRONES was already quoted at 59.50 euro during the course of trading.

KRONES' "long-term growth potential, strong market position, high technological competence and, and not least of all, healthy balance sheet ratios" allowed the analysts of the Baden-Württembergischen Bank to venture a positive prediction and a clear recommendation to buy.

In the middle of the year, Richard Schramm of HSBC Trinkaus & Burkhardt observed in the newspaper *Die Welt* that KRONES was currently reaping the fruits of restructuration in the shape of rising profits. KRONES stocks now increasingly found their way into the portfolios of institutional investors.

The shareholder calls them "neglected quality stocks", their price knowing only one direction: that being upwards. The newspaper continued that KRONES should be able to profit from the consolidation within the branch considering its good financial resources. Its conclusion: KRONES was a very attractive share which investors could order while considering the long-term factors.

Steadfast on the path to growth

In its share, investment manager Jens Ehrhardt also sees our company progress "steadfast on its path to growth". He was of the opinion that KRONES had only been assessed at nine times the 2002 profit and was therefore a real value-core investment.

Hermann Reith also certified KRONES as having solid growth prospects in a study carried out by the BHF bank. In November 2001, he reported that, at a price of 38.40 euro, the share was one of the most obvious undervaluations in engineering. The differential quality which separates us from our competitors is, according to the bench, our position as a complete supplier with an obviously higher degree of transparency for the individual units in the filling chain and service responsibility. And the Commerzbank recognises our "return to old strengths" after a "long upward trend".

Dividends per preference share in euro


Euro
±0%
0.38
+33%
0.51
+20%
0.61
+26%
0.77
+30%
1.00
1997
1998
1999
2000
2001*

* acc. to proposed appropriation of profits

DVFA/SG earnings per share in euro


Euro
+29 %
1.45
+58 %
2.30
-6 %
2.16
+67 %
3.61
+32 %
4.78
1997
1998
1999
2000
2001

First place in the share battle

The German Financial Times awarded our company first place. In order to estimate the potential of the 100 most important German companies quoted on the stock exchange, the newspaper put all of the stocks which appear on the Dax and Mdax to the test. Attention was paid to four questions: Is the current stock price justified by future profits and growth?

How strong is the company when compared to the market capitalisation? How prone is the share to fluctuations? And how sure are your management's forecasts?

The result: With four points, KRONES was the only company to receive top marks in all disciplines. And the paper continued: KRONES chairman, Volker Kronseder, sincerely deserved his point won [for management quality]: Not only were the turn-over and profit favourable, but the plant systems engineer was even able to increase the number of orders received despite a lull in economic activity.

Dividends rise for the fourth time in a row

Together with the rising share price, our investors should also gain from the good financial position and the dynamic profit development of KRONES. From the company earnings, a DVFA profit of 4.78 euro per share can be calculated (previous year: 3.61 euro). Due to this increase, we will once again – for the fourth time in a row – propose a rise in the dividend issue at this year's Annual General Meeting. This should amount to 1.00 euro per preference share (previous year: 0.77 euro) and 0.90 euro per ordinary share (previous year: 0.66 euro).

Share statistics underline growth

Key data per share in euro	2001	2000	1999
Number of shares (million)	10.53	10.53	11.40
of which preference (million)	3.57	3.57	3.77
of which ordinary (million)	6.96	6.96	7.63
Sales per share	110.66	96.35	79.65
Net income per share	4.78	3.61	2.16
DVFA/SG earnings per share	4.78	3.61	2.16
DVFA/SG cash-flow per share	8.27	6.77	4.62
Equity capital per share	36.18	32.14	29.82
Highest price (preference share)	55.10	36.00	33.90
Lowest price (preference share)	26.00	24.00	23.10
Highest price (ordinary share)	46.50	35.40	30.50
Lowest price (ordinary share)	31.01	27.85	19.00
End-of-year price (preference share)	55.10	28.50	25.00
End-of-year price (ordinary share)	46.50	32.00	28.00
Dividend per preference share (in euro)	1.00	0.77	0.61
Dividend per ordinary share (in euro)	0.90	0.66	0.51


KRONES

Status report of KRONES AG and the Group

KRONES closed the year 2001, its jubilee year, with record sales and the best profits of its 50 year company history. The main factors which lead to this outstanding business trend were the innovative equipment, the extensive product range from a single source and the Group's world-wide presence. With sales amounting to 1,165 million euro, KRONES improved on its previous year's result by just under 15 %, and the Group even increased its profit by 31 %, reaching more than 50 million euro. The number of orders received and orders on hand also reached record levels and are promising continued growth.

The situation in the beverage industry

The Executive Board of KRONES AG anticipates continued growth in the global beverage industry. KRONES is at home in an industry which is continually growing, the demand for which will never run dry. Of course, there are also national and local markets in the beverage industry which are stagnant or declining, but these are individual segments. Viewed globally, the beer market is growing by two to 3 % each year and the market for mineral water and soft drinks is expanding. With an increasing world population and growth in prosperity, the demand for water, beverages and foodstuffs is also increasing – and they must be supplied in a filled and prepacked form.

Above all, there are two factors from which KRONES will benefit. One is the world-wide beverage market which is marked by a rapid change in its products. These altering requirements place new demands on the machines in use – and these cycles of renewal, which are continually becoming shorter, lead in turn to an immense dynamism in production plants and equipment.

KRONES extensively occupies the field of beverage packing in plastic bottles, a further major beverage industry trend which is greatly on the increase: from the bottle manufacture and bottle coating (barrier) technology, to the special PET aseptic filling and PET recycling equipment. In such cases, persistent market orientation, technological leadership, process domination and productivity are once again the factors which lead to our success, factors which we build upon, even if our competitive environment is continually changing.

Breakdown of sales by sector,
KRONES Group approx. 1.165 billion euro


Others
17%
Alcoholic
beverages
39%
Soft drinks
water
44%

Geographical breakdown of
KRONES Group sales 1.165 billion euro


Germany
25%
Other
continents
39%
Europe
36%

SYSKRON forms the circle

KRONES has long developed from being purely an engineering company to being a service provider, one which provides its customers with comprehensive advice in the very early stages of the project and which places importance not only on the technical and technological aspects of the entire filling process, but also on information technology. Thus, connections to the factory data processing or electronic process control systems are company standard practice. Nowadays, we view the electric and electronic aspects as being on a par with the mechanical side. We made intensive efforts in the IT area in order to optimally introduce this concept into a complete line with various interconnecting machine types.

With SYSKRON, we created a new sister company in the year 2001 – and thus formed the circle which joins mechanical perfection with an intelligent electronic connection, and this once and for all. SYSKRON's information technology provides a greatly-improved performance and allows the operators to make the best use of their investment.

SYSKRON gathers together all of the Group's past activities and experiences in information technology. The expertise of the individual IT areas at the KRONES headquarters in Neutraubling and the STEINECKER sister company, BC Steuerungstechnik, as well as the software solutions from KETTNER in Rosenheim and SANDER HANSEN in Copenhagen all flow into this newly-founded enterprise.

SYSKRON offers a combination of process technology and software intelligence which is unique in the field of automation. This offer is extended not only to our customers in the beverage industry, but also to those involved in production, filling, packaging and logistics in companies belonging to the food, chemical and pharmaceutical industries.

Our customers will reap the benefits of this synergy effect in the shape of comprehensive IT services and software technology with a modular structure. These can be applied just as well in the fields of automation and process technology, as in data processing, production and distribution logistics, or in plant simulation and e-commerce.

The process industry will benefit from this kind of horizontal and vertical software integration more than ever, following the philosophy "from the ruling level to the field" and "from the acquisition of raw materials to the consumer" – meaning borderless communication in all directions. The standardisation of structures simplifies the operation, the service and maintenance of the machines, improves acceptance and thus secures the availability of the complete line.

Group return on sales and equity capital after taxes


%
5.8
2.0
8.1
2.9
7.2
2.7
11.3
3.8
13.2
4.3
1997
1998
1999
2000
2001
Return on equity capital after tax, in %
Return on sales after tax, in %

Group sales rise by 14.9 %

Innovative equipment and our global presence were once again the main factors which lead to our company's success in an industry which was generally marked by stagnation in the year 2001. Despite this negative trend, the KRONES Group recorded sales reaching 1,165.4 million euro, meaning a 14.9 % increase in turn-over when compared to the previous year (1,014.7 mil-lion euro). This positive growth can be attributed, above all, to the continually-rising sale of complete bottling plant systems.

25 % of sales were achieved in Germany. 36 % of sales were placed within the other European countries and those placed by our customers abroad amounted to 39 %. After the countries belonging to the European Union and the United States of America, Thailand, Korea and China were the most important buyers.

KRONES AG's turnover rose to 902.1 million euro – an increase of 21.1 % when compared to the previous year (745.0 million euro). With double-figure growth rates, practically all of the Group's divisions contributed to the expansion in trade. The segment "machines and lines for beverage production" rose by 22.6 %, the segment "product decoration and filling" by 13.4 % and "packing and palletising" by 18.9 %. The division "pasteurising technology", reinforced by the take-over of the Danish company SANDER HANSEN, showed an especially positive growth as expected, providing an increase in sales of around 37 % when compared to the previous year.

The KRONES Group enjoys record profits

The KRONES Group profit has shown exponential growth. With sales increasing by 14.9 %, the Group profit once again showed significant improvement, rising by 31.1 % to 50.3 million euro after tax (previous year: 38.4 million euro). When compared to 1999, in which profits amounted to 24.6 million euro, this value has more than doubled within two years.

Profits before tax even grew by 37.2 %, reaching 92.8 million euro (previous year 67.6 million euro). Besides increased sales, the process and site optimisation and manufacturing segmentation in production were the main factors which contributed to this improvement in profit. During times of high capacity utilisation, rational manufacturing was called for and the manufacturing times were lowered using standardisation.

The return on sales grew to 4.3 %, compared to 3.8 % the previous year. The return on equity capital (ROCE), calculated using the ratio between earnings from day-to-day business activities plus interest costs and the average amount of net capital tied up (balance-sheet profit minus interest-free liabilities and remaining provisions) showed an improvement, reaching 21.6 % (previous year: 16.0 %).

KRONES AG's year-end surplus improved by 34.5 % to reach 46.7 million euro. (previous year: 34.7 million euro). This brought the sales income up to 5.2 % (previous year: 4.7 %). Earnings before tax increased by 63.5 % from 46.5 million euro to 76.0 million euro compared to the trading year 2000.



Consistent number of orders received

In contrast to the general trend in the industry, KRONES improved once more on the number of orders received, reaching 1,190 million euro for the Group and thus showing an improvement of 7.8% when compared to the previous year (1,104 million euro). With 698.3 million euro, 12.2% more orders were recorded for KRONES AG when compared to the year 2000. The global economic cooling-off period made a strong impression on demand for equipment for the beverage industry. However, thanks to our innovative and extensive spectrum of machines and complete lines, KRONES' world-wide sales organisation succeeded in ensuring a consistent influx of orders.

An extraordinary sales stimulus was generated in autumn 2001 by the "drinktec-interbrau", the global exhibition for beverage technology in Munich. Orders from the United States of America turned out to be especially pleasing. With 94%, we almost doubled the value of the orders secured. Our sister company, STEINECKER (Freising), was also very successful in the global brewery market. The brewhouse and filter manufacturer sold almost one third more systems (+29.4%) than in the previous year.

Orders on hand secure capacity will be utilised to the full

Due to shorter manufacturing times, the orders on hand for new machines only rose by 4.6% for the Group compared to the level at the end of 2000, reaching 559.8 million euro. On 31st December, KRONES AG had orders to a value of 457.9 million euro, which is 8.4% more than one year ago. This means KRONES is assured enough work to keep its employees working at full capacity for well into the second half of the year.

Flow of funds increases

The influx of funds from day-to-day trade activities increased by 101.7% to 60.5 million euro (previous year: 30.0 million euro). This huge rise was brought about by a greater cash flow (year-end surplus plus depreciation plus supply to long-term provisions) of 87.1 million euro (previous year: 71.3 million euro), as well as from the provisions which increased by 43.4 million euro. Due to the increase in trade volume caused by alterations to inventories, receivables and liabilities, 65.4 million euro of this (previous year: 23.4 million euro) are tied up.

Fixed-asset investment activity lead to an increase in cash outflow reaching 56.3 million euro (previous year: 55.1 million euro). At the same time, however, the cash outflow from financing dropped by 23.1 million euro to 8.2 million euro (previous year: 31.3 million euro). In the year 2000, the repurchasing of the company's own shares which amounted to 26.7 million euro still had an effect. At the end of the business year 2001, the balance of funds amounted to 62.4 million euro (balance as of 31.12.2000: 66.3 million euro).

As was the case for the Group as a whole, KRONES AG's influx of funds from day-to-day trade activities increased considerably compared to the previous year (from 17.4 million euro to 32.4 million euro, an increase of 85.6%). Due to a similar increase in investment and low outflow of funds from financing activity, the balance of funds fell by 19.5 million euro. By the balance-sheet date, KRONES AG had liquid assets to the value of 25.2 million euro.

Net income and cash flow (Group) in million euro


Euro
50
14
58
26
53
25
71
38
87
50
1997*
1998*
1999
2000
2001
Net income
Cashflow
* adjusted by special costs

Increased cash flow

The Group's cash flow still remains at a consistently high level. In the business year, KRONES generated a cash flow of 87.1 million euro, which once again placed it 22.2% above the value for the year 2000 (71.3 million euro). The KRONES AG cash flow increased by 33.0% from last year's 54.0 million euro to 71.8 million euro. This cash flow can be used to finance practically all future investments in machines and buildings, as well as measures for company expansion. The high cash flow is also an excellent starting position for reaching another positive interest result.

Our financial scope was also preserved in 2001, without the need for bank loans. Our Group liquid assets amounting to 62.4 million euro are marred by only 2.0 million euro of bank liabilities. With a bank balance to the value of 25.2 million euro, KRONES AG is free of any liabilities to financial institutions.

KRONES group balance-sheet structure

	1997	1998	1999	2000	2001
Assets					
Fixed assets	196	152	163	182	206
Inventories	74	95	99	102	143
Receivables, other assets	224	229	246	293	315
Liquid assets	75	109	122	66	62
Liabilities					
Shareholders' equity	300	328	340	338	381
Provisions	168	175	199	186	230
Financial liabilities	20	4	2	3	2
Other liabilities	81	79	89	116	113
Balance-sheet total	**570**	**586**	**630**	**643**	**726**



Targeted research and development

KRONES' company success is built upon the leading technology of our machines and complete lines. The harmonious combination of machine technology, systems know-how and process and information technology has helped us reach this lead in innovation. To defend this leading position, we yearly invest between six and seven percent of our sales proceeds specifically in research and development.

In the year of the report, the main new developments were in the field of plastics technology – namely the Contiform S, the fastest PET blow-moulding machine in the world, and the Contiform H for the manufacture of PET bottles suitable for hot filling – and new applications in filling and labelling.

Sales distribution

2000


9%
96
10 %
102
81%
817
million euro

Total sales 1.015 million euro

2001


10 %
114
11%
124
79 %
927
million euro

Total sales 1.165 million euro

■ Machines and plants for product bottling/canning and dressing
□ Machines and plants for beverage production
Machines and plants for packing and palletising





Beverage production segment

Pasteurisation technology

One year after being taken over by KRONES, SANDER HANSEN, the Danish engineering company for special machinery and technological leader in pasteurisation systems, further improved on its outstanding position in the global market. At the end of 2001, the Danes recorded an increase in sales of 130.1 %.

What contributed to this was, among other things, the channel pasteuriser developed by SANDER HANSEN. This completely new pasteurisation concept is asserting itself more and more. Thanks to a special zone channel, the channel pasteuriser only requires a little less than a fifth of the usual volume of water when compared to conventional tunnel pasteurisers. It is possible to adjust the process temperature very quickly which, in turn, significantly reduces the energy consumption needed for warming up and cooling. A further advantage is shown in the channel pasteuriser's modular construction. Should the capacity of the bottle to be cleaned be increased, then the pasteuriser adapts itself to suit the growing requirement without any problems.

Merlin continues to keep customers spellbound

The magic still goes on. The Merlin wort boiling system from STEINECKER, patented in 1999, is continuing to assert itself more and more in the world of brewing – with good reason: the brewhouse magician improves the beer quality and simultaneously lowers energy costs by up to 50 %. When combined with an energy storage system including recuperation system, an energy saving of just under 75 % is possible when compared to normal boiling.

Above all, Merlin is an especially effective process for quality protection and a proven means of providing a lasting improvement in taste stability and foaming quality in beer. Proof of this is provided by the six gold medals awarded to Merlin beers by the DLG, one of the world's most critical beer awards.

As the new development of the year 2001, the STEINECKER Twin Flow System was the talk of the drinktec-interbrau in Munich, the global economic summit for brewers and the entire beverage industry. The process redefines beer filtration, as it allows regulatory intervention during the beer filtration process for the first time. In addition, the new candle filter procedure combines the qualities of the systems in use so far.



Product filling and decorating segment

Engineering in transport and systems technology

The future lies in system trading – with engineering solutions which also cover market research, project management and service. With correct planning, calculation and simulation, our engineering division is already able to provide a documentation of future plants in the planning phase.

The central task of the engineering division is to combine all of the machines located within a KRONES plant with the correct conveying technology, so that the required efficiency rate can be guaranteed. The engineering division makes sure that the additional value of the KRONES lines is supported by the corresponding line tools. To achieve this, it carries out economic-efficiency calculations or uses special software for line diagnosis and simulation.

KRONES enters completely new territory providing an industry first with its universal planning and drawing in 3D. The three-dimensional drawing design allows the customer to view the planned line in advance, in its intended environment and from all angles. It allows a concrete image of the machine configuration, thus already creating an optimum general impression in the quotation phase.

In conveying technology, the demands on container and pack conveyors are growing. Together with flexible areas of use and design, a microbiologically-favourable cleaning method and the fulfilment of safety requirements are also in demand. However, the most important criterion for the operator is the line availability.

While taking these technical and economic aspects into consideration, KRONES developed new standard conveyors which are constructed according to a modular system, comprising a number of identical components. A special feature of this is the KRONES air conveyor, used for the "suspended" conveyance of PET bottles which have yet to be filled. These conveyors are also available in an aseptic design with the well-proven conveyor cleaning system (CIP) including dosing station.



Leading the way in plastics technology

Ever since PET was first used as a packaging material for the beverage sector, this plastic which is suitable for universal application has been advancing at an unstoppable rate. It is increasingly taking the place of other kinds of packaging in the beverage industry. KRONES already entered this fast growing market years ago with its Contiform for the manufacture of PET bottles and, in the meantime, has advanced to being the market leader in stretch blow-moulding technology in Germany.

The development of stretch blow-moulding technology continues undiminished at KRONES and so the fastest PET blow-moulding machine in the world was able to celebrate its premiere at the drinktec-interbrau. The further-developed Contiform S can reach a speed of up to 1,600 moulded bottles per station, per hour.

With the Contiform H, KRONES presented a stretch blow-moulding machine for the manufacture of PET bottles which are suitable for the technologically-demanding hot-aseptic filling. The PET bottles for hot filling must be able to withstand temperatures of up to 95°C. To do so, the PET bottles require special thermal stabilisation and we made this possible with the so-called heat-set process.

KRONES not only deals with bottle manufacturing process, but also with the subject PET in every respect. The BESTPET bottle exterior coating process, which we helped to develop, greatly increases the shelf life of the beverage in the bottle. With PET-Asept, we can offer a practical process for cold-aseptic filling of PET bottles. And with its PET recycling technology, KRONES also bears responsibility for resources.

Filling technology with special solutions

The PET boom also determines the developments in filling technology. Thus, KRONES developed a new plant concept for the filling of non-carbonated mineral water and juices in PET bottles: the blow-moulder/filler block arrangement with combined labelling machine.

The PET bottles are firstly produced in the Contiform stretch blow-moulding machine, filled directly afterwards using the corresponding, beverage-specific filler and immediately sealed. For the first time ever, one has the option to directly block these machines with a labeller. In this block, the system components are connected to each other using the shortest path. The advantages: air conveyors and ventilators can be completely omitted, the investment in a rinser is also superfluous and the almost closed manufacturing and filling system guarantees microbiological safety.

This safety generally depends on the filling method. This is why KRONES additionally created a hygiene package with its roof table, the filler front table being shaped like a hipped roof. This is available in a design for glass and one for PET bottles. With this, aseptic filling can also be supported. The entire filling and degermination process is carried out here in a conditioned, germ-free environment, in the clean room. The filling itself is carried out without the bottle touching the mouth of the filling valve. Any contamination which could occur due to the seal materials can therefore be excluded. Even the closures must firstly pass through a disinfectant bath containing peracetic acid and are then flushed using sterile water and sterile air before being used to seal the bottle.



Cleaning technology with innovations

Our well-proven, single-end bottle washing system, the Lavatec, can offer two essential innovations. KRONES altered the bottle cleaning process by changing the chain loop guide through the caustic tank, thus enabling an more efficient means of label removal. A second aspect which is completely new is the automatic cleaning of the machine head space. Up until now, the cleaning of the bottle washing machine interior involved a great deal of work. At the same time, the microbiological requirements are increasing. With our preventative, automatic cleaning and disinfection of the head space of the machine, we are waging battle on the factors which cause the reinfection of the bottles after the caustic tank. The innovative process prevents the occurrence of bacteria which are harmful to the beverage in this zone.

There are also new developments in the Spiragrip. This bottle washing machine has an exceptional degree of operational security while providing cost savings and, although it was originally designed for cleaning returnable PET bottles, it can now also be used for the economic and ecological processing of glass bottles. This is of interest most of all to those companies which fill both glass and plastic bottles. The spiral-shaped bottle guidance in the machine allows for an optimum use of space. Combinable tanks with caustic, cleaning agents, water and disinfectants guarantee an optimum, biologically-sound cleaning effect when combined with an intensive spraying system and high spraying pressure.

Acting on the suggestion of our customers from the brewing and beverage industries, KRONES designed a crate washer with one or, depending on the machine type, two submerging tanks on top of the spraying systems in use so far. In doing so, we were able to greatly improve on the cleaning results shown on the beverage crates.

Labelling and decoration technology

Beverages are sold more and more with a view to their packaging. The means by which bottles and other containers are decorated is becoming more and more extravagant. The more unique, the better. In addition, the individual batches in filling plants are continually being reduced in size which, in turn, leads to more frequent machine change-overs and conversions.

KRONES reacted to this with the development of a truly revolutionary labelling machine concept: the Solomodul, which can combine different labelling techniques, such as cold-glue, hotmelt, self-adhesive, or wrap-around, reel-fed labelling. With this machine, KRONES is meeting the industry's increased demands for the high-est degree of flexibility. The Solomodul is also made up of newly-developed, individual construction groups and is built in a modular design.

The application units for self-adhesive labelling and the cold-glue labelling stations can be easily exchanged. This has the ability to shorten conversion times and simplify the change-over of the handling parts. The operators also have the possibility to run the self-adhesive applicators and cold-glue labelling stations parallel to one another. On top of this, the operators can determine the individual make up of their own specific labelling machine. The Solomodul's modular construction allows the machine to be retrofitted without problems so that, even when the companies' demands change, it can still provide the correct dressing many years into the future.



Sensitive and sure inspection and monitoring equipment

In order to obtain a high efficiency rate without compromising on high quality and high machine speeds, not only suitable production plants, but also effective monitoring units are needed. In the past year, a complete range of high-tech solutions was once again created in the field of inspection and monitoring equipment. A list of headings provides an example of the abundance of new developments and improvements provided by KRONES.

Here is an excerpt: IRIS, the extremely precise rotary empty bottle inspector – Variable empty bottle inspection for PET bottles – Full bottle inspector (FBI) -Highly-dynamic camera with 12 bit analysis for the new IRIS generation of inspectors – Colour camera with 36 bits for unmistakable inspection – Transponder technology in the empty bottle inspector – Label monitoring with camera for the perfect label decoration – Inspector for rubber seals on bottles with swing stoppers.

Our newly-developed inspection unit for PET bottle preforms also hit the headlines. Most filling plants use these preforms, which are mostly purchased from external suppliers, for blow moulding their plastic bottles. The bottle quality therefore automatically depends on the quality of the preforms. Before they reach the Contiform blow moulder, the KRONES inspection unit checks the ovality and internal diameter of the bottle preforms, as well as the quality of their neck-finish. Faulty preforms are rejected immediately.

New packing and palletising solutions

KETTNER in Rosenheim is continually on the rise. High investments, an increase in personnel and, most importantly, increased sales marked the past business year for this manufacturer of machines and complete lines belonging to the packing and palletising division at KRONES.

The sister company also offered three innovations. With its palletiser block, KETTNER is seizing the trend towards block formation of the individual machines in the dry end. KRONES was the first to present this principle years ago with its fillers. The Pressant PalBloc, which was presented at the drinktec-interbrau in Munich for the first time, is constructed using the KETTNER modular component system.

With a continuous-motion, fully-automatic wrap-around packer for the high output range, KETTNER has stopped a gap in its range of secondary packaging machines. In addition to its high output, the wrap-around packer is impressive thanks to its flexible operating method. It can process both full cartons and trays, and even a combination of both. KETTNER pushes its way forward reaching new output dimensions with the Variopac 70 fully-automatic high-speed packer. The continuous motion packer is used in the beverage, food and non-food industries and forms packs using cans, glass or plastic containers by packing them onto trays and/or covering them with shrink film.



Investments are widened and optimised

KRONES has continued with its investment strategy for the expansion of its capacities and modernisation in all areas of the company. To this end, the group invested 57.7 million euro (previous year: 49.8 million euro without consolidation additions) in tangible and intangible assets in the past year. This corresponds to an increase of 15.9 %. The investments exceeded the depreciation (34.8 million euro) by 65.8 %. KRONES AG invested a total of 44.8 million euro, (previous year: 46.2 million euro), this including the take-over of SANDER HANSEN.


KETTNER
KRONES GRUPPE

A large percentage of these funds were spent on improving our production sites and on the introduction of new products. Among other things, our production sites in Neutraubling and at KETTNER in Rosenheim were adapted to suit the increased requirements and furnished with the most modern equipment. The Group invested 15.0 million euro in new machines which – together with the further optimisation of the manufacturing organisation – lead to a noticeable reduction in the unit prices for parts manufacture.

Further investment funds were injected into the new Spare Parts and Service Centre in Neutraubling and to extend the capacities in the plastics technology division. We are expecting significant growth especially in this area. KRONES injected additional funds into the reinforcement of the Sales and Service Divisions which are active in existing markets and into setting up the organisation in new, future-oriented regions. And, with the construction of the new educational and training centres for the KRONES academy, we clearly stressed the importance of education and training.


ROCE and EBIT for the Group
30.3
7.6
11.2
13.1
16.0
21.6
1997
1998
1999
2000
2001
EBIT in million €
ROCE in %

Extremely stable financial structure

The balance-sheet total of the KRONES Group has increased by 12.8 % compared to the previous year, reaching 726.0 million euro. This was promoted, on the one hand, by investments which rose to record levels and increased the fixed assets by 13.0 % to 205.5 million euro (previous year: 181.8 million euro). On the other hand, thanks to the higher trade volume, the current assets grew by 12.2 % to 516.9 million euro (previous year: 460.5 million euro). With regard to the source of the funds, the advantageous relation between equity and debt capital remained. The equity ratio remained practically unchanged at 52.5 % (previous year: 52.6 %), which is proof of an extremely sound financial structure.

The financing of growth increased the total amount of borrowed funds by 13.1 % or 39.8 million euro to 344.9 million euro. The liabilities were reduced by 3.6 million euro to 115.1 million euro (15.9 % of the total balance). Only 2.0 million euro of this were owed to banks. However, the provisions of the KRONES Group increased by 23.3 % to 229.7 million euro. Thus, we are able to cover all future expenditures which may become necessary.

The net liquid assets of the KRONES Group remained with 60.4 million euro slightly under the previous year's value (63.5 million euro). Nonetheless, this still provides the company with sufficient room for manoeuvre.



KRONES AG's balance-sheet total rose by 96.6 million euro or 19.3 % to 597.9 million euro (previous year: 501.3 million euro). As is also the case for the Group, this rise is due to increased investments and the trade expansion in the year of the report.

The increase in the balance-sheet total was financed by 57.3 million euro of borrowed funds and 39.4 million euro of company-generated funds. This caused the KRONES AG equity ratio to fall slightly from last year's 54.3 % to 52.1 %.

Another dividend increase

The KRONES share holders should receive a part of the Group's significant development in earnings. That is why we are proposing a dividend increase in accordance with the improvement in profits at this year's Annual General Meeting. From the balance profit, the holders of preference shares should receive a payout of 1.00 euro per share (previous year: 0.77 euro) and the holders of ordinary shares 0.90 euro per share (previous year: 0.66 euro). This fourth dividend increase in a row expresses the KRONES Executive Board's confidence in the continuous strengthening of the Group's profit potential.



Number of employees rises to over 8,300

The number of our employees in the Group has increased by 376 to 8,365 people (previous year: 7,989) in the past year of trading.

In Germany, 6,991 people were employed in the Group, 406 people or 6.2 % more than the year before (6,585). 5,547 of them are employed at KRONES AG (previous year: 5,246). The increased volume of orders for packers and palletisers and the accompanying increase in capacity lead to our sister company, KETTNER, once again having the highest personnel growth within the Group. By the end of the year 2001, 981 people were employed in Rosenheim, 91 more than in the previous year (890).

In our foreign subsidiaries, the number of employees fell slightly by 2.2 % to 1,374 people (previous year: 1,404). While the new company set-up in the United States reduced the number of employees at KRONES INC. by 68, SANDER HANSEN in Denmark, which was newly acquired by KRONES the previous year, increased its number of personnel by 22 new employees to 90.

Over the past year, the KRONES Group trained 391 young people (previous year: 363) in the fields of commerce (54), technology (28) and industrial trades (309). In the year 2001, 92 trainees completing their courses in the year entered into permanent contracts, while 130 new training courses were signed.

Success attributed to all employees

KRONES' success is the result of the team effort of all of our company employees. The executive board would, therefore, like to thank all of those who have once again shown outstanding work, a high degree of willingness and extraordinary expertise.

We want to be among the best. That is we consider it especially important to invest in the further education and training of our employees. At KRONES, the training of apprentices is traditionally of high importance. The proof of this is also shown, among other things, by the construction of a training centre with high-quality work shops, computer and office areas for training in nine commercial and technical vocations.

The high quality of the training provided by KRONES was also emphasised in the success of 21 year old Marten Nissen from the Flensburg plant who returned home from the vocational Olympics in Seoul, South Korea with the gold medal.

As a impetus generator, KRONES Academy has undertaken an important task in the internal supplementary training. Its training personnel educate our employees from the Sales and Service departments, support them in all technical issues and thus help us to also substantiate our leading position in this field.



Recognising, assessing and mastering risks

The KRONES Group is subject to numerous business risks as part of its global operations. By detecting and assessing these risks as thoroughly and as early as possible, we can contribute to the long-term security of our company's success.

Risks and opportunities in the individual areas of business are recorded, analysed and evaluated using a planning, information and monitoring process. We develop appropriate courses of action in order to limit the identified risks.

The essential risks to our company's success are as follows:

Credit risks
KRONES is subject to different credit risks, especially in the shape of default and country risks. To finance the purchase of our equipment, we offer the customer various methods of financing. While doing so, we most of all make use of the protective instruments which are standard practice in foreign trading in order to minimise the remaining risks.

Sales market and price risks
Our customers expect innovative solutions which are of the highest quality and correspond to their requirements. The competitive situation, which was strengthened in the past business year due to mergers, leads to price risks in the sales market. Innovative solutions which are designed to correspond to the customer's requirements hide additional price risks, due to the fact that we must carry any additional costs which arise out of fixed-price contracts.

Currency risks
In the case of fluctuations in currency exchange rates, KRONES is not subject to any significant risks with regard to the expected inflow and outflow of funds as our acquisition and trading in foreign currencies is only of minor importance. We additionally use forward-rate cover for trade dealings with foreign currencies. However, the developments on the currency exchange markets still influence KRONES' trade development, as countries located outside of the European Currency Exchange Union possess a considerable proportion of sales.

Personnel risks
Highly-qualified employees are a considerable success factor in the development, manufacture and installation of our machines and plants which are geared to suit the respective customer requirements. Thus, our future success also greatly depends on employing flexible, qualified personnel and committing them to KRONES.

Summarised assessment
Compared to the previous year, there was no great alteration to risks in the past year of trading. Risks which could endanger our inventory did not exist in the trading year 2001 and are also not evident for the foreseeable future.



After the end of the trading year

In the framework of the restructuring of KRONES INC in the USA, we have tightened up machine production in the United States. In the future, individual spare parts will be manufactured in Franklin, Wisconsin and the service and sales activities for North America will also be co-ordinated from there.

Dipl.-Ing. Dieter Jensen resigned his seat as member of the Supervisory Board as of 19th March 2002 for health reasons. The Executive Board would like to thank Mr. Jensen for his years of responsible and committed work with which he did the KRONES Group exceptional service.

Working towards a continued rise in profits

KRONES remains on the path of growth in 2002. This is expressed, not least, by investments which have increased considerably. For the current trading year, expenses reaching 68.7 million euro have been approved – 19% more than in the year 2001. Around 11.5 million euro of this are apportionable to the Group's field of information technology. The planned investments in the framework of the expansion and growth programme are mostly concentrated on the KRONES Group's sites in Germany.

Our company aim for 2002 is, apart from a growing number of sales, to obtain another increase in profits. The continual number of orders received and the high number of orders on hand provide us with the security we need for our plans for growth. The year-end surplus for KRONES AG and the Group should, once again, rise higher than the sales in percentage terms. We expect the Group sales to rise to over 1.2 billion euro and KRONES AG sales to 935 million euro.

We are already noticing significant indications for this profitable growth in sales. The companies of the beverage industry are once again in a position to invest in new machines, plants and system and are willing to do so. At KRONES; this is converted into an increase in orders and a stable number of orders on hand – a reason for us to also be optimistic about the future.



Achieving success – together with our customers

In the Status Report you will only find a brief mention of them. Yet, they are highest of all values, even exceeding the Group sales: our orders received, which reached a new record high of just under 1.2 billion euro in 2001. In a way, they act as a barometer of KRONES' economic success: for the orders on hand secure a sufficient workload for our factories. At the same time, the number of orders received also provides an expression of the high degree of satisfaction which our customers have with our performance: with the equipment which we developed, with the machines and complete plants and with our service – and not least with the reliability with which we process and fulfil our orders.

We would like to show you what happens before the customer can add his signature to a purchasing contract and the ordered plant can be started up a few months later with the aid of an example. A brewery which we will name *Neue Quelle* also wants to fill non-alcoholic soft drinks in plastic PET bottles in the future: with a new complete filling plant including all necessary components.



The pictures and dated entries on the following pages allow you to experience the individual phases and work processes which take place at KRONES, from the customer's decision-making to the plant commissioning, as well as the planning, adjustments and designs, the manufacturing, the dispatch and the installation.



15th February. The initial contact. In most cases, the Sales Department is the first place of contact for our customers. This was also the case for the brewery *Neue Quelle,* which turns to our personnel in the Sales Department with their enquiry. This is the start of a procedure which, in the best case scenario, leads to the placing of an order. However, before it can come to this, our sales staff must clarify all specifications connected to the enquiry – and in the case of a complete filling line, this can turn out to be extremely complicated. Each piece of information, no matter how small, can later turn out to be of essential importance. Now the enquiry is dealt with in detail. How should the future PET bottle look?

The bottle shape is completely essential for the entire configuration of the machines. Often, our customers approach us with only a sketch. In such a case, the intuition of our bottle designers is required. During discussions with the customer, the basic bottle characteristics, such as diameter, label size and volume are established. Using these measurements, we create three-dimensional CAD drawings to portray an initial visual impression of the bottle.

At the end of this initial phase, our quotation is complete. It can easily cover several hundred pages filled with descriptions and figures and already offer very detailed computer-drawn layouts of the complete line.

14th March. *Neue Quelle* shows great interest in our quotation, not least because of the planned bottling plant concept drawn up by KRONES. The conclusion of the contract is at hand. During the negotiations between the brewery and KRONES, the special requirements of the planned line are discussed once again. They again go through the extensive machine list together, agree upon an initial general list of deadlines which will be made more accurate at a later date and, finally, discuss the terms of financing. The signatures at the bottom of the contract seal the purchase and commit us to delivering a bottling plant which fulfils all of our customer's requirements and demands.





Rainulf Diepold
Member of the Executive Board,
Senior Executive Vice-president, Sales
(third from the left.)

"Our customers regard our employees not so much as sales staff, but rather as partners. Their degree of know-how on the one hand and human abilities on the other have created an atmosphere of trust. We can sense that the customers feel at ease with us."





23rd March. As is the case with the bottle design, where the marketing and technical divisions work together, the plant operators expect a lot more from us than simply being a supplier of packaging machines; the want a problem solver – and a system partner who makes all of the arrangements for them. As was also the case in our example: *Neue Quelle* had originally contacted several suppliers, evaluated the function, design and modern conveniences of existing plants – and then during a visit to KRONES which included a guided tour around our factory in Neutraubling, decided upon a PET bottling line from KRONES; including the entire planning, engineering and manufacture.

The brewery received an intelligent system solution for its new soft drink filling plant, a solution covering all areas of filling technology, without deviating from the requirements and demands of *Neue Quelle*, a fully-automatically controlled plant which electronically monitors all production steps and provides the most modern technology for the manufacture, inspection, filling, labelling and packing of the bottles, as well as for their conveyance.

KRONES supplies a uniform line concept which also comprises the documentation and complete service from the commissioning to the later maintenance of the line – and thus forms a long-lasting co-operation with the leading manufacturer of fillers and packaging lines. A complete package from one source, which finally convinces the Executive Board of *Neue Quelle*.



Volker Kronseder
Chairman of the Executive Board
(second from the left.)

"We don't just regard ourselves as being engineers, but also as information specialists, project managers and service suppliers. We want to be the best in our field – and know what the best thing is that we can manufacture for our customers and how to do it, what our customers need and what brings them forward."







Hans-Jürgen Thaus
Deputy Chairman of the
Executive Board
(middle)

"Using innovative machine concepts and the intelligent, electronic connection of individual machines to make up an optimum complete line 'from one supplier', our customers can make significantly better and more economic use of their investment and thus improve their 'return on investment'."







2nd April. Everything is running according to plan. The processing of the order has been started, changes are made once again in different areas, a further survey provides a meticulous list of the individual manufacturing steps, the capacities required at the various sites are fixed, the product divisions involved in the project are informed, the schedules for the production and installation of the plant are created – all of these are established processes, and all are supported by SAP. This is the only way of co-ordinating all of the domains. This is the only way of mastering the wide range of tasks.

In a few months, in this still-empty hall which the employees of *Neue Quelle* and KRONES are measuring out for the last time, hundreds of thousands of litres of non-alcoholic soft drinks will be filled into plastic bottles, labelled and packed. But, in the meantime, the KRONES divisions which are involved in the project are still in the early stages of detail clarification. Can the customer's concept of the plant, the machine outputs and the layout really be turned into reality? Do new solutions need to be sought and new engineering plans prepared? Now KRONES the engineer is needed.

Now it is the expertise of our employees and the knowledge gained from five decades as a supplier and partner to the beverage industry which create the individual solutions.




Volumetic

12th April. The first simulations which check over the output and efficiency rate of the planned bottling plant are already running on the computer. For an order of this size, all areas within our company are included in the preparations. All of them – starting from the plastics technology group, via the divisions responsible for filling and labelling and on to packing and palletising technology, as well as information technology – must make sure that their work is co-ordinated, with always one eye on the schedule.

Once the line concept has been created and co-ordinated with the customer, the documents for the complete bottling plant are drawn up. Now, the acquisition of materials and components must be dealt with – a task for the purchasing department. Extensive parts lists, in which each screw and each cable are indicated, quickly fill several files for a project such as this.

28th April. The Managing Directors of *Neue Quelle* can take a first look at their new bottling line – however only simulated on the screen for the moment. A three-dimensional computer drawing allows them to look at the planned line from all perspectives in its intended environment, and thus obtain a first impression of how it will later look. Another five months will pass before the new bottling plant is turned into reality.







lois Müller
ember of the Executive Board,
ead of Production Purchasing
nd Service

"Our clear aim is to always be our ustomer's best partner: should it be uring the commissioning of a bot- ing plant, the optimisation of an xisting system or an unfortunate achine breakdown. But it is exact- y in such a situation that the best artner is needed."





6th May. The manufacturing can start. The ordered materials and components have arrived, the engineering plans for the machines have been checked. The work for *Neue Quelle* begins at the five KRONES sites, in which almost 7,000 people are employed (a further 1,500 people work for KRONES in more than 30 subsidiaries around the globe).

The Nittenau factory primarily carries out the machine preassembly, the bottle washers are delivered from Flensburg, the CIP and flash pasteurisation systems from the sister company STEINECKER in Freising and special components such as palletisers and packing systems from KETTNER in Rosenheim. The final assembly is carried out at the headquarters. The bottle conveyors, which are finally used to connect all of the machines in the bottling plant, are constructed at KRONES in Neutraubling. And it is here that the Contiform stretch blow moulding machine for the production of plastic bottles is created. It is here that the bottling line receives its true core, the filler. And it is here that the birthplace of the labelling machine also lies, the labelling machine which won KRONES its excellent reputation in the international world of breweries and the beverage industry fifty years ago and founded its enterprises which are today at home all around the globe.




TANGO
TANGO
KRONES

17th May. Like all the other divisions of KRONES, our sister company KETTNER, specialist for packing and palletising technology in Rosenheim is also included in the manufacture. And each minor point, each customer request is taken into account during planning. Here, among other things, *Neue Quelle* placed great importance on a wide range of design possibilities in the end-of-line packaging. The KETTNER solution to this is in a machine configuration which masters all foreseeable future packaging variations.

A further stage along the way is at our main factory, the headquarters of the KRONES Group in Neutraubling, near Regensburg. Among other things, fillers and labelling machines are manufactured here, as well as special conveyors for PET bottles and stretch blow moulding machines, a stage which we would like to show as an example of our manufacturing. Later, the plastic bottles will be produced on these machines. *Neue Quelle*'s ideas regarding the bottle appearance was already turned into a bottle design suitable for being manufactured using PET during the quotation stage.

In KRONES' own mould construction facility, the current objective is to use innovative milling methods to manufacture blow moulds which give the bottles their contour. They are installed in the stretch blowmoulder for the first test runs. During the PET bottle manufacturing process, so-called preforms are guided into the machine, heated and blow-moulded into their final shape.

The complete bottling line is created bit by bit using many of the many individual machine components which are supplied to us by our various factories.












2002

SYSKRON, the information technology specialist and youngest member of the KRONES group, forms the circle joining mechanical perfection and the electronic connection of the machines and complete lines. For the soft drink bottling plant of *Neue Quelle*, we introduce professional automation technology and intelligent data analysis in order to consistently and effectively structure the production, filling, packing and logistics procedures. The aim is to create the ideal line: optimum production process guidance and the highest degree of transparency in the flow of information.




KRONES Topmatic

7th September. The bottling plant is standing – however in the shape of individual components which have yet to be connected together in our factory in Neutraubling. The machines have still to be set-up and adjusted. The first test runs to be carried out under the anticipated actual conditions begin. The labelling machine, whose magazines were filled with real labels, has proven that it can run at high speed while providing exact bottle guidance and a precise application of the labels without wrinkles.

The filler must also prove its quality. During a test filling sequence using water, it must keep to the exact filling volume, work economically at the highest output ranges and fulfil the strictest regulations on hygiene.

Then the plant must pass the most difficult test so far: our customer's scrutinising glance. They check once more that all of the agreed demands regarding the construction and design of the machines have been considered.

Should the test runs of the individual machines be carried out satisfactorily, nothing can stand in the way of the final acceptance by the customer. Everything goes as planned, *Neue Quelle* gives its consent – and thus gives the go-ahead to send the complete bottling plant on the journey to its new location.






KRONES




RA-82045



14th September. One week later, the machines leave the factory, packed securely for transportation in several dozen containers and stable wooden crates. With the weight of the entire bottling plant added together, more than 300 tonnes are now starting out on their long journey. Escorted by police cars and company escort vehicles, several road tractors, organised by the forwarding agent appointed by us, transport the machines and plant components, which are enormous at times, to their subsequent location – in some cases, this turns out to be a journey involving many hurdles. As was also the case for the 16 metre long and 7 metre wide bottle washing machine weighing 70 tonnes which left our Flensburg factory recently.

Having been raised onto a low loader using 200 tonne cranes, the huge heavy transport, which could pass neither bridges nor roundabouts, started on its way on an 80 kilometre detour to the harbour during the night. After five hours of transportation at walking pace, the first stage of the destination was reached. If greater distances are to be covered, we chose the Danube harbour in Regensburg as our loading station.

From here, transport sailing vessels carry the freight themselves via the sea port of Rotterdam and on to far-off continents.

Should the journey over the seas and oceans, however, threaten to delay the tight time schedule, the transporters head toward Munich airport. There, containers with bottling plant components may also be freighted a giant aircraft chartered just for them, in order to be at their final location on time.


GRIMM

19th September. The destination is reached. The containers with the bottling plant, which is still packed and at times dismantled into individual components, have arrived at *Neue Quelle.* The engineers, system technicians and service engineers from KRONES have already arrived before them so that the transfer of the machines into the bottling hall can be co-ordinated and so that they can start with the installation, automation and finally the start-up of the bottling plant.

As was already the case for the loading of the machines, now the transportation of the machines into the bottling hall also requires a great deal of logistic skill. Heavy cranes leave the loads which weigh many tonnes through narrow entrances or openings in the wall which were made especially for the delivery.

Then the work is almost completed. The machines stand in the bottling hall awaiting their final assembly. In only four weeks time, production should begin. With a constant eye on the time schedule, the KRONES team co-ordinates the construction progress, integrates the work of the sub-suppliers and manages the personnel employed for the installation. A precisely-functioning interlinking wheel mechanism is at work here.

4th October. The countdown has started. Extensive tests and adjustments are to be carried out if the bottling plant is to start running. For now, for the first time, it is possible to see if the machines which make up the complete line can work in harmony with each other. Our team of process technology, electrical and controller specialists revise each part of the installed line. Each individual parameter necessary for production is checked and optimised. Adjusting inspection units, checking conveyor controllers or optimising the speeds, all these make up just a few examples of the range of tasks which must be carried out here by the start-up experts.









NES Variojet

16th October. The situation becomes exciting during the test runs and acceptance tests. Here an additional optimisation process is included in which the machinery is subjected to all the basic requirements of another test. Further necessary adjustments are made until the efficiency rate guaranteed in the contract has been reached. In some cases, the plant acceptance is carried out over several days and shifts – until the acceptance report shows that the efficiency rates reached in the production runs during commissioning have been fulfilled.

Finally one witnesses happy faces among the employees of *Neue Quelle* and also among the people from KRONES. The bottling plant is running as planned. Having being optimally tuned to one another, the machines in the filling chain are already reaching the highest outputs. Production can start. And soon the first PET bottles will leave the filling plant only to land a short time later in the consumer's shopping trolley.

With the commissioning of the bottling plant, our work for *Neue Quelle* is practically finished. And yet the completion of the work is, at the same time, the start of a lasting and intensive co-operation.

For KRONES also continues to be a popular partner: for example, during the instruction of the operating personnel on how to operate the new machines and during the training carried out by training personnel from the KRONES Academy, both at the customer's plant and in our training centre in Neutraubling. No matter where and when our customers need us – we are here to help them: whether it be for the maintenance of the bottling line or for its expansion. That, too, is our task.




Fanta


ONES
ONES erleben
KRONES Controll
KRONES Checkmat

The exhibition to end all exhibitions


KRONES erleben


KRONE


Living with


HANSEN

Exhibitions provide us with a welcome opportunity to show KRONES in all of its complexity, to present new products and to intensify our customer contact. At the same time, we use exhibitions as a barometer of our customer acceptance and as a mirror of our competition. By participating in more than 50 exhibitions per year worldwide, KRONES makes use of this effective marketing instrument as a means of active market cultivation.

In the beverage industry, the exhibition to end all exhibitions is the drinktec-interbrau. Every four years, Munich plays host to the "Beverage Industry Olympics" in September. The year 2001, although still in the grip of the events of the 11th September, was no exception. For eight days, 1,290 exhibitors from 46 countries made the home of the Oktoberfest the focal point of the international beverage world.

A lot of praise was also given to the Munich exhibition grounds which held the drinktec-interbrau for the first time. Special praise was given to the open arrangement and the clear trade structure, as well as the communicative atmosphere of the international exhibition. The visitor qualifications proved to be strikingly high: 98 % were from the same line of business, 87 % being decision-makers. And they all gave top marks to this "exhibition to end all exhibitions" which has grown from being a simple brewery exhibition to a comprehensive beverage trade exhibition.

Living with KRONES in KRONES City

As the world market leader for filling and packaging technology, KRONES was not going to let an opportunity to show its dominance at its own doorstep pass it by. With a surface area of more than 6,000 m² – approximately the size of a football pitch – the KRONES exhibition stand was not only the largest. It was also architecturally impressive and was the strongest centre of attraction for the almost 70,000 trade visitors from all around the globe. KRONES escaped no-one's notice. Hall B5 was turned into "KRONES city".


KRONES

They are a perfect example of a successful change in generation at the head of KRONES: Dr. Ing. Hermann Kronseder and his son Volker who, in 1996, took over the position of Chairman of the Executive Board from his father. For the company founder, it was "a joy to witness at the exhibition what has become of his life's work after 50 years."




erleben


KRONES erleben

Straightforward communication

The slogan "Living with KRONES", written on a screen which stretched right across the hall, provided a perfect expression of the openness and willingness to communicate shown by the people employed by our company. Our Chairman of the Executive Board, Volker Kronseder, shared this opinion. "I was especially pleased to witness the straightforward communication between the customers and our employees." Our know-how and ability to reliably solve problems on the one hand and our human qualities on the other have provided an atmosphere of trust for which I would like to express my great appreciation."

An acquisition of trust

For KRONES, the drinktec-interbrau was a systematic extension of the vivacity which could already be felt in our day-to-day business, long before the exhibition. The successful layout of our exhibition stand contributed to this: Island solutions were created for individual groups of countries, our sister company, STEINECKER, the newly-founded SYSKRON information technology division and KRONES Academy made it possible for the visitors to gather detailed information from their discussion partner in their own time, despite the rush for the KRONES hall. The customers felt visibly at ease – and KRONES was able to gather the fruits of years of successful co-operation in Munich in the shape of a great basis of trust.




with









KRONES gives new impetus

KRONES received enthusiastic applause for its innovations. Our innovations once again gave important impetus to the world-wide brewing and beverage industry.

The technological highlight was the new "Solomodul" labelling machine – and this was also the opinion of major customers who regarded the machine as the most interesting innovation of the exhibition. With this machine, we were able to show that construction of labelling machines, which forms the roots of our company, is still a KRONES domain.

We also received compliments from the highest source for our new PET stretch blow-moulding machine, the Contiform S, as the plastic bottle is still extremely popular. And also due to the fact that the quality of bottle material has continued to improve – not least thanks to BESTPET technology from KRONES.

For the cold-aseptic filling of non-carbonated mineral water and micro-biologically sensitive fruit-juice drinks, KRONES likewise had a practice-oriented and tested answer ready with its PET aseptic process.










(SYSKRO
KRON


with KRONES




SYSKRON



Gratifying after-effects

For KRONES, the exhibition was more than just a simple information fair. "Our customer also used the time to finally wind up pre-prepared orders at the exhibition", Volker Kronseder was pleased to remark. "It was wonderful to see the KRONES order books, which were well stocked anyway, continue to be filled", said the Chairman of the Executive Board, delighted.

At the drinktec-interbrau, we were able to impressively underline our position as market leader for filling and packaging machines, and complete lines for the beverage industry. The sovereign power which KRONES emitted (not only during the exhibition), contributed to a further image improvement in the eyes of our customers – and continues to be felt in the shape of new orders.

Report by the Supervisory Board



Ladies and Gentlemen,

During the year of the report, the Supervisory Board undertook the obligations which it has according to law and according to the articles of association, monitoring the management of the Executive Board and supporting them with advice.

In total, four Supervisory Board meetings and two Economic and Personnel Committee meetings were held.

The Chairman of the Supervisory Board also maintained regular contact with the Chairman and Deputy Chairman of the Executive Board, who informed him about all the major business happenings, strategic matters and critical subjects, and consulted him on all major decisions.

The main issues raised during the consultations were company policy and the Group's strategic orientation with regard to the altered competitive situation. With this in mind, the Supervisory Board agreed with the founding of the new sister company "SYSKRON GmbH" which should form the future-oriented IT platform for systems technology.

The end-of-year accounts of KRONES AG, the Group end-of-year accounts and the status report complied together with the Group status report were audited by the account auditor elected by the Annual General Meeting, Roland Jehle GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (commercial auditors and tax consultants), Regensburg, and awarded an unconditional audit certificate. The auditor took part in the Supervisory Board's balance-sheet meeting and provided a report on it. The Supervisory Board was in agreement with the result of the audit.

In its meeting on 6th May 2002, the end-of-year accounts drawn up by the Executive Board were approved by the Supervisory Board, thus finalising them. The Supervisory Board endorses the Executive Board's proposal for the disposal of the accumulated profit which


KRONES

involves issuing a dividend of 0.90 euro per ordinary share and 1.00 euro per preference share of the capital stock eligible for dividend, amounting to 26.9 million euro.

The end of the Annual Meeting on 19th June 2001 brought with it the completion of the term of office of Dr. Lorenz Raith, August Grünecker, Norman Kronseder and Rudolf Ederer as members of the Supervisory Board. In the Annual Meeting, Dr. Raith, Mr. Kronseder and Mr. Ederer were re-elected as shareholders' representatives for a further five-year term. Mr. Ernst Baumann, member of the Executive Board of BMW AG, was newly elected into the Supervisory Board. In the subsequent constitutional meeting, Dr. Lorenz Raith was unanimously re-elected Chairman of the Supervisory Board. Mr. Paul Jogsch, Chairman of the General Works Council was elected as Deputy Chairman of the Supervisory Board.

KRONES AG would like to express its great appreciation to Mr. August Grünecker, the patent lawyer who stepped down from the panel. Mr. Grünecker was active as a patent lawyer for KRONES for a total of 44 years and provided an important contribution to KRONES' success in setting up its excellent position as regards patent law. After 21 years as a member of the Supervisory Board, would like to thank Mr. Grünecker for the advice and great experience which he contributed to the work of the Supervisory Board, especially in mastering complex subjects.

In the meeting on 27.03.2001, the Supervisory Board re-appointed Mr. Hans-Jürgen Thaus as a member and Deputy Chairman of the KRONES AG Executive Board for a period of five years, until 31st December 2006. Dr. Herbert Pickel stepped down from the Executive Board as of 30.06.2001. The Supervisory Board would like to thank Dr. Pickel for his past work achievements.

The members of the Supervisory Board would like to thank the Executive Board, the management of the Group, the works councils and all of the employees for their responsible and committed work throughout the 2001 trading year. It is this which forms the basis of our company's success.

Neutraubling, May 2002

The Supervisory Board

Dr. Lorenz M. Raith
Chairman



KRONES AG and Group end-of-year accounts

KRONES group balance-sheet

as of 31st December 2001

Assets			31.12.2001	31.12.2000
		TH€	TH€	TH€
Fixed assets				
Intangible assets	1			
Industrial property rights				
and similar rights and values,				
as well as licences thereto		11,972		
Advanced payments		13		
			11,985	*15,162*
Tangible assets	2			
Land and buildings including				
buildings on third-party land		128,970		117,241
Technical plant and machinery		28,116		21,059
Other plant, factory and office equipment		27,395		22,282
Payments in advance and construction in progress		7,044		3,723
			191,525	*164,305*
Financial assets	3			
Shares in subsidiaries		910		959
Loans to subsidiaries		0		45
Investments in other companies		96		96
Loans to other				
companies		315		315
Long-term securities		541		764
Other long-term loans receivable		166		175
			2,028	*2,354*
			205,538	**181,821**
Current assets				
Inventories	4			
Inventories		257,498		209,561
Payments made on account		4,347		19,327
Payments received on orders		–119,256		–126,597
			142,589	*102,291*
Accounts receivable and other assets	5			
Accounts receivable (trade debtors)		285,867		253,831
Due from affiliated companies		4,346		4,439
Other assets		21,623		33,618
			311,836	*291,888*
Securities	6			
Other securities			*1,039*	13,726
Liquid funds	7		*61,397*	52,567
			516,861	**460,472**
Prepaid expenses and accrued income	8		**3,591**	**1,195**
Balance-sheet total			**725,990**	**643,488**

Liabilities			31.12.2001	31.12.2000
		TH€	TH€	TH€
Capital stock				
Subscribed capital	9			
Ordinary shares		17,782		17,782
Preference shares		9,140		9,140
			26,922	*26,922*
Capital reserve			*103,703*	*101,477*
Revenue reserve				
Legal reserve		51		51
Other revenue reserves	10	181,164		149,252
			181,215	*149,303*
Unappropriated retained earnings	11		*68,689*	*60,276*
Minority interest	12		*531*	*465*
			381,060	**338,443**
Special items with reserve component	13		**1**	**1**
Provisions and accruals	14			
Provisions for pensions				
and similar obligations		37,913		36,019
Provisions for taxes		23,026		3,965
Other provisions		168,792		146,319
			229,731	**186,303**
Shareholders' equity and liabilities	15			
Due to banks		2,014		2,821
Accounts payable		67,225		73,187
Due to				
affiliated companies		955		515
Other liabilities		44,946		42,207
			115,140	**118,730**
Deferred income			**58**	**11**
Balance-sheet total			**725,990**	**643,488**

KRONES Group profit-and-loss account

for the period from 1st January to 31st December 2001

			2001	2000
		TH€	TH€	TH€
Sales revenues	18	1,165,406		1,014,710
Increase in product inventories				
and own work in progress		37,276		25,348
Capitalised cost of self-constructed assets		1,990		959
Other operating income	19	20,942		36,050
			1,225,614	*1,077,067*
Cost of materials	20			
a) Cost of raw materials, consumables				
and purchased materials		-417,484		-365,863
b) Cost of purchased services		-51,735		-48,198
			-469,219	*-414,061*
Personnel expenses	21			
a) Wages and salaries		-351,673		-326,376
b) Social security contributions,				
pension and welfare costs		-77,392		-68,484
			-429,065	*-394,860*
Depreciation of intangible fixed assets				
and tangible assets	22	-34,836		-31,872
Other operating expenses	23	-204,141		-173,483
Investment income	24	310		505
Income from other investments				
and long-term loans	24	83		2.009
Other interest and similar income	24	6,548		10,076
Interest and similar expenses	24	-2,458		-7,739
			-234,494	*-200,504*
Results from ordinary business activities			**92,836**	67,642
Taxes on income	25		*-40,269*	-26,865
Other taxes	25		*-2,233*	-2,398
Net income			**50,334**	38,379
Profit carried forward from previous year			*41,336*	*37,268*
Allocation to revenue reserve				
To other revenue reserves			*-22,903*	*-15,339*
Profit due from non-Group sources	26		*-78*	*-32*
Unappropriated retained earnings			**68,689**	60,276

KRONES Group statement of sources and application of funds

	2001	2000
	TH€	TH€
Periodic profit	50,334	38,378
Depreciation / appreciation of fixed assets	34,836	31,872
Increase / decrease in provisions and accruals	43,428	-13,290
Other non-transactional measures	-1,805	-3,638
Profit / loss from the sale of fixed assets	-910	63
Changes in inventories, accounts receivable and other assets	-62,642	-50,000
Changes in accounts payable and other liabilities	-2,736	26,615
Cash flow from current trade activities	**60,505**	**30,000**

Receipts from sales of fixed assets	1,377	6,795
Moneys paid out for investment in tangible assets	-55,655	-58,811
Moneys paid out for investment in intangible assets	-2,010	-2,489
Investment in financial assets	-28	-582
Cash flow from investment	**-56,316**	**-55,087**

Moneys paid out to shareholders	-7,365	-32,632
Increase / reduction in financial liabilities	-807	1.316
Cash flow from financial activities	**-8,172**	**-31,316**

Change in liquid funds	-3,983	-56,403
Changes to liquid funds due to exchange rates, consolidation and evaluation	126	251
Liquid fund on January 1st	66,293	122,445
Liquid fund on December 31st	**62,436**	**66,293**

Analysis of KRONES Group fixed assets

	Purchase / manufacturing costs				
		BT book transfers	BT book transfers	Currency -	
	1.1.2001	Additions	Disposals	differences	31.12.2001
	TH€	TH€	TH€	TH€	TH€
Intangible fixed assets					
Industrial property rights and similar rights and values, as well as licenses thereto	37,820	1,997	31	-110	39,676
Goodwill	49,186	0	0	0	49,186
Payments made on account	0	13	0	0	13
	87,006	**2,010**	**31**	**-110**	**88,875**
Tangible fixed assets					
Land and buildings including buildings		BT 402			
on third-party land	188,997	15,904	1	61	205,363
Technical plants and machinery		BT 999	BT 23		
	131,261	15,032	5,464	940	142,745
Other plant, factory and		BT 2.033			
office equipment	114,698	18,278	5,659	583	129,933
			BT 3,411		
Advance payments and construction in progress	3,974	6,441	70	110	7,044
		BT 3,434	BT 3,434		
	438,930	**55,655**	**11,194**	**1,694**	**485,085**
Financial assets					
Shares in subsidiaries	972	0	49	0	923
Loans to subsidiaries	45	0	45	0	0
Investments in other companies	96	0	0	0	96
Loans to participating companies	315	0	0	0	315
Long-term securities	770	12	270	35	547
Other long-term loans receivable	175	16	25	0	166
	2,373	**28**	**389**	**35**	**2,047**
		BT 3,434	BT 3,434		
	528,309	**57,693**	**11,614**	**1,619**	**576,007**

Depreciation					Net book value	
	BT book transfers	BT book transfers	Currency			
1.1.2001	Additions	Disposals	differences	31.12.2001	31.12.2001	31.12.2000
TH€	TH€	TH€	TH€	TH€	TH€	TH€
22,658	5,101	16	-39	27,704	11,972	15,162
49,186	0	0	0	49,186	0	0
0	0	0	0	0	13	0
71,844	**5,101**	**16**	**-39**	**76,890**	**11,985**	**15,162**
71,756	5,431	235	-559	76,393	128,970	117,241
		BT 6				
110,201	9,337	5,371	468	114,629	28,116	21,059
	BT 6					
92,417	14,967	5,274	422	102,538	27,395	22,282
251	0	251	0	0	7,044	3,723
	BT 6	BT 6				
274,625	**29,735**	**11,131**	**331**	**293,560**	**191,525**	**164,305**
13	0	0	0	13	910	959
0	0	0	0	0	0	45
0	0	0	0	0	96	96
0	0	0	0	0	315	315
6	0	0	0	6	541	764
0	0	0	0	0	166	175
19	**0**	**0**	**0**	**19**	**2,028**	**2,354**
	BT 6	BT 6				
346,488	**34,836**	**11,147**	**292**	**370,469**	**205,538**	**181,821**

KRONES AG balance sheet

as of 31st December 2001

Assets			31.12.2001	31.12.2000
		TH€	TH€	TH€
Assets				
Intangible assets	1			
Industrial property rights and				
similar rights and values, as well as licenses				
thereto			*4,176*	5,928
Tangible assets	2			
Land and buildings including				
buildings on third-party land		60,757		51,208
Technical plants and machinery		23,395		15,872
Other plant, factory and office equipment		16,741		12,920
Advance payments and construction in progress		3,034		1,652
			103,927	*81,652*
Financial assets	3			
Shares in subsidiaries		96,910		95,910
Investments in other companies		96		96
Loans to other				
companies		315		315
Long-term securities		39		39
Other long-term loans receivable		89		107
			97,449	*96,467*
			205,552	184,047
Current assets				
Inventories	4			
Raw materials and supplies		46,166		37,159
Work in progress		67,530		56,120
Finished goods and goods for resale		57,119		27,707
Payments made on account		3,412		2,899
Payments received on orders		-75,348		-64,388
			98,879	*59,497*
Accounts receivable and other assets	5			
Account receivable (trade debtors)		183,705		138,312
Due from affiliated companies		71,689		52,900
Other assets		12,626		21,842
			268,020	*213,054*
Short-term securities	6			
Other marketable securities			*10*	*12,749*
Liquid	7			
funds			*25,213*	*31,842*
			392,122	317,142
Prepaid expenses and accrued income	8		**215**	81
Balance-sheet total			**597,889**	501,270

Shareholders' equity and liabilities			31.12.2001	31.12.2000
		TH€	TH€	TH€
Capital stock				
Subscribed capital	9			
Ordinary shares		17,782		17,782
Preference shares		9,140		9,140
			26,922	*26,922*
Capital reserve			*103,703*	*101,477*
Revenue reserve				
Legal reserve		51		51
Other revenue reserves	10	154,966		123,432
			155,017	*123,483*
Unappropriated retained earnings	11			
Profit carried forward		928		19402
Year-end surplus after transfer of revenue reserves		24,733		651
			25,661	*20,053*
			311,303	**271,935**
Provisions and accruals	14			
Provisions for pensions				
and similar obligations		33,715		31,730
Provisions for taxes		18,936		2,212
Other provisions		113,601		86,255
			166,252	**120,197**
Liabilities	15			
Due to banks		---		70
Accounts payable		47,748		41,601
Due to				
affiliated companies		54,654		45,961
Other liabilities		17,932		21,506
			120,334	**109,138**
Balance-sheet total			**597,889**	**501,270**

KRONES AG profit-and-loss account

for the period from 1st January to 31st December 2001

			2001	2000
			TH€	TH€
Sales revenues	18	902,132		745,022
Increase in product inventories and				
own work in progress		37,765		17,221
Capitalised cost of self-constructed assets		1,990		959
Other operating income	19	15,144		28,730
			957,031	*791,932*
Cost of materials	20			
a) Cost of raw materials, consumables				
and purchased materials		-397,608		-332,163
b) Cost of purchased services		-57,003		-46,292
			-454,611	*-378,455*
Personnel expenses	21			
a) Wages and salaries		-227,264		-207,739
b) Social security contributions,				
pension and welfare costs		-48,466		-42,510
			-275,730	*-250,249*
Depreciation of intangible fixed assets				
and tangible assets	22	-23,113		-18,357
Other operating expenses	23	-139,159		-112,730
Investment income	24	12,078		13,681
Income from other investments				
and long-term loans	24	51		1,971
Other interest and similar income	24	4,427		5,444
Interest and similar expenses	24	-4,971		-6,739
			-150,687	*-116,730*
Results from ordinary business activities			**76,003**	46,498
Extraordinary income			---	863
Taxes on income	25		*-28,313*	*-11,718*
Other taxes	25		*-957*	*-902*
Net income			**46,733**	34,741
Profit carried forward from previous year			*928*	*651*
Allocation to revenue reserve				
To other revenue reserves			*-22,000*	*-15,339*
Unappropriated retained earnings			**25,661**	20,053

KRONES AG statement of sources and application of funds

	2001	2000
	TH€	TH€
Periodic profit	46,733	34,741
Depreciation / appreciation		
of fixed assets	23,113	18,357
Increase / decrease in provisions and accruals	46,055	-9,662
Other non-transactional measures	-126	-672
Profit / loss from the sale		
of fixed assets	-191	-29
Increase in inventories, accounts receivable and other assets	-94,484	-52,593
Increase in accounts payable and other liabilities	11,268	27,295
Cash flow from current trade activities	**32,368**	**17,437**
Receipts from sales		
of fixed assets	406	5,403
Moneys paid out for investment		
in tangible assets	-42,459	-32,442
Moneys paid out for investment		
in intangible assets	-1,368	-1,967
Investments in financial assets	-1,006	-11,786
Cash flow from investment	**-44,427**	**-40,792**
Moneys paid out to share holders	-7,365	-32,632
Increase / decrease in financial liabilities	-70	-71
Cash flow from financial activities	**-7,435**	**-32,703**
Change in liquid funds	-19,494	-56,058
Changes to liquid funds due to		
exchange rates, consolidation and evaluation	126	---
Liquid fund on January 1st	44,591	100,649
Liquid fund on December 31st	**25,223**	**44,591**

Analysis of KRONES AG fixed assets

	Purchase / manufacturing costs			
		BT book transfers	BT book transfers	
	1.1.2001	Additions	Disposals	31.12.2001
	TH€	TH€	TH€	TH€
Intangible assets				
Industrial property rights				
similar rights and values, as well as licenses				
thereto	**21,973**	**1,368**	**0**	**23,341**
Tangible assets				
Land and buildings				
including buildings		BT 402		
on third-party land	96,801	11,794	0	108,997
		BT 999	BT 23	
Technical plants and machinery	104,708	13,993	4,190	115,487
Other plant, factory and		BT 32		
office equipment	75,905	13,810	1,424	88,323
			BT 1,410	
Advance payments and construction in progress	1,652	2,862	70	3,034
		BT 1,433	BT 1,433	
	279,066	**42,459**	**5,684**	**315,841**
Financial assets				
Shares in subsidiaries	164,080	1,000	0	165,080
Investments in other companies	96	0	0	96
Loans to participating				
companies	315	0	0	315
Long-term securities	39	0	0	39
Other long-term loans receivable	107	6	24	89
	164,637	**1,006**	**24**	**165,619**
		BT 1,433	BT 1,433	
	465,676	**44,833**	**5,708**	**504,801**

Depreciation				Net book value	
	BT book transfers	BT book transfers			
1.1.2001	Additions	Disposals	31.12.2001	31.12.2001	31.12.2000
TH€	TH€	TH€	TH€	TH€	TH€
16,045	**3,120**	**0**	**19,165**	**4,176**	**5,928**
45,593	2,647	0	48,240	60,757	51,208
		BT 6			
88,836	7,399	4,137	92,092	23,395	15,872
	BT 6				
62,985	9,947	1,356	71,582	16,741	12,920
0	0	0	0	3,034	1,652
	BT 6	BT 6			
197,414	**19,993**	**5,493**	**211,914**	**103,927**	**81,652**
68,170	0	0	68,170	96,910	95,910
0	0	0	0	96	96
0	0	0	0	315	315
0	0	0	0	39	39
0	0	0	0	89	107
68,170	**0**	**0**	**68,170**	**97,449**	**96,467**
	BT 6	BT 6			
281,629	**23,113**	**5,493**	**299,249**	**205,552**	**184,047**


KRONES

General information

The explanatory notes below relate to the year-end results of both KRONES AG and the Group. Except where expressly stated, the comments apply to both sets of results.

Statutory principles

The year-end results and Group results of KRONES AG, Neutraubling, have been prepared in accordance with the rules laid down in Volume Three of the HGB and AktG laws. They incorporate the year-end results of seven domestic and fourteen foreign subsidiaries (full consolidation).

The Group year-end results apply the entity principle prescribed in §297, Section 3, Para. 1 of the HGB.

The profit-and-loss account was prepared in accordance with the "total cost" accounting principle.

Companies embraced by consolidation

The Group year-end accounts dated 31st December 2001 of KRONES AG, Neutraubling, include, in addition to KRONES AG, all major domestic and foreign subsidiaries for which KRONES AG is in the possession of more than 50 % franchise.

The consolidation group comprises seven domestic and 14 foreign subsidiaries.

SYSKRON GmbH Neutraubling has been brought into the consolidated group since last year. Any effects on the Group year-end results are irrelevant.

Because of their minor significance for the portrayal of the Group's assets, finances and results, the fifteen direct and two indirect subsidiaries are not embraced by the consolidated accounts.

A list of shareholdings has been deposited with the Registrar of Companies at the Regensburg Civil Court.

Consolidation principles

The end-of-year accounts of companies included within the Group end-of-year accounts are always prepared in accordance with uniform balance-sheet and valuation principles. They have all been prepared by the appointed day for the Group year-end results.

Capital consolidation is performed according to the book value method. In the Group balance sheet, the fixed assets and debts of subsidiaries are stated instead of the book value of shareholdings. The purchase costs of shareholdings are offset against the proportional equity capital at the time of purchase or when first consolidated. If the purchase costs are higher than the proportional equity capital, the difference is wholly or partly allocated to the assets of the subsidiary. Residual asset differences are offset against the Group profit reserves or capitalised as goodwill. Differences classed as liabilities that arise from capital consolidation are allocated to Group reserves according to their balance-sheet category.

Third-party shareholdings in the equity of consolidated companies are reported as shareholdings in third-party possession.

Other consolidations concern the totalling of receivables and liabilities and reportable guarantee agreements with or benefiting the companies included. Internal Group sales and other revenue items are offset against the relevant internal Group expenditure items.

The intermediate results from goods and services inside the group are not eliminated, as they are of minor importance to the portrayal of the Group's assets, finances and results.

With the exception of normal goods and services transactions, included Group companies did not purchase any items from other consolidated Group companies. Consequently, an additional interim profit elimination is not required.

Shares in subsidiaries not included in the consolidation are reported in the Group end-of-year accounts at the shareholding book value.

Currency conversion

Receivables and liabilities in foreign currencies are valued at the rate applicable when originally entered in the accounts or, where forward exchange cover was secured, at the cover rate. Where exchange rates produce losses not yet realised by the balance-sheet date, these are accounted for as appropriate. Unrealised exchange-rate profits are not reported.

For items in the Group balance sheet, including the profit for the year, currency conversion of the year-end accounts of the foreign Group subsidiaries is performed at the rate applicable on the balance-sheet date. Group profit-and-loss account entries are converted at the average rates for the year.

Exchange-rate differences from the previous year arising from capital consolidation are always offset against the other profit reserves such that it does not affect the results. Conversion differences in the Group profit-and-loss account are accounted for under other operating expenditure, particularly the difference between the year-end result at average rates, and the year-end-result reported in the profit-and-loss account at accounting date rates, the latter of which agrees with the balance-sheet statement.

Foreign exchange differences arising from debt consolidation are included under either other operating revenues or other operating expenditure, so that they effect the result.

Accounting and valuation methods

Accounting and valuation are performed in accordance with the rules applicable to incorporated firms. Variant methods as specified in §§ 284, section 2 no. 3,331, section 1 number 3 of the HGB have not been employed.

Assets

Purchases of intangible asset items are recorded at fiscally mandatory capitalised purchase cost and are written off in equal instalments according to their expected useful life of between 3 and 20 years.

Tangible assets are valued at purchase or production cost less budgeted depreciation. The production costs of self-manufactured plant include both directly calculable costs and a proportion of general overheads.

Tangible fixed assets are written down at the highest fiscally permissible rates. In the 2001 trading year, the new AfA tables and the maximum degressive depreciation rate of 20 % were implemented for accruals. In general, the effects of the altered tax regulations are minor. Buildings and non real-estate fixed asset items belonging to KRONES AG are, where permissible, depreciated degressively, whilst all other fixed asset items are depreciated in equal instalments. The method of depreciation applied to non-real-estate fixed assets is changed from degressive to straight-line if this yields a higher rate of depreciation.

Budgeted depreciation of fixed asset items is calculated on the basis of the following service-life periods, applied uniformly within each category:

Buildings	25–50 years
Machinery	5–10 years
Fixtures, fittings, tools and equipment	5–13 years
Computer software/other rights	3–4 years

Non-real-estate fixed assets acquired during the first year-half are depreciated at the full rate, whilst those acquired during the second year-half are depreciated at half the annual rate. Low value asset items are depreciated in full in the year of acquisition as described in §6, Section 2 of the EStG. They are recorded as a disposal the following year.

Shares in affiliated undertakings and holdings are entered at purchase cost less the appropriate depreciation.

Securities and loans are reported at their face value or at current market value if lower; no re-instatements to original values were necessary.

Inventories are valued at purchase or production cost or, if lower, at current value.

Manufacturing costs of finished and unfinished goods and work in progress include production materials and wages as well as mandatory fiscally capitalised material and overhead costs. Prices are reduced to the stock-exchange or market prices or to the reportable value, which is lower, in accordance with the minimum value principle. These reductions take account of all stock risks arising from limited marketability or from duration of storage, that were identifiable at the date of the year-end account.

Accounts receivable and other assets are valued at purchase cost. Identifiable risks are accounted for by individual adjustments, whilst the general credit and financing risk is allowed for by a lump-sum adjustment. Receivables from previous years and those long overdue for settlement are generally discounted according to the anticipated date of settlement. Foreign currency receivables from exports are always recorded at the rate applicable on the date of posting or, if lower, at the rate applicable on the balance-sheet date. Items secured by forward rate cover are entered at the secured rate.

Current asset investments are entered either at purchase cost or, if lower, at the stock-exchange price.

Where permissible, the unbudgeted and fiscal depreciation performed in previous years is continued with respect to all fixed asset and current asset items. Tax depreciation has no major influence on the Group result.

The prepayments and accrued income item was compiled to the extent permitted under commercial law.

Liabilities

Pension provisions reflect cash pension values and partial values of pension entitlements.

Other reserves are formed for those accounts payable which constitute a burden on assets and whose amount or date of incidence is the subject of uncertainty. They are formed for all identifiable risks and insecure commitments according to reasonable commercial judgement. Valuation is made by reference to the probable amount.

Liabilities are recorded at either the nominal amount or, if higher, at the repayment amount. Foreign currency commitments not secured by forward rate cover arising from goods and services provided are entered under liabilities at the selling rate when the invoice was received, or at the selling rate on the balance-sheet date, if higher.

Figures for liabilities arising from acceptances, warranties and guarantee contracts represent the value-dated amount at the balance-sheet date.

Commentary on the balance sheet

Assets

Fixed assets

Fixed asset items listed in the balance sheets are shown on pages 70/71 and 76/77. The book/ balance-sheet figures shown are determined by reference to purchase or production costs in application of the principle of recording all planned receipts and expenditures in the budget

1 Intangible assets

The amount for additions within both the Group and AG relates to computer software licences.

2 Tangible assets

The additions under land and buildings derive from land purchases and new constructions at KRONES AG (11,794 thousand euro) and KETTNER GmbH (3,079 thousand euro). Investments in other tangible and intangible assets to the value of 41,761 thousand euro were mainly related to the capacity-boosting and modernisation of our production sites. In the Neutraubling factory, a spare parts and service centre, a training centre and the KRONES technical academy were newly designed.

3 Financial assets

SYSKRON GmbH, which joins together the IT expertise of the KRONES Group, was founded in the year of the report. This investment amounted to 1,000 thousand euro.

4 Inventories

Due to the accounts, the value of KRONES AG inventories rose by 40.6 % compared to the previous year. At Group level, inventories rose by 14.4 %. Approximately 45.5 % of these were pre-financed using customer down-payments.

5 Accounts receivable and other assets

KRONES AG	31.12.2001	of which residual term >1 year	31.12.2000	of which residual term >1 year
	TH€	TH€	TH€	TH€
Accounts receivable (trade debtors)	183,705	7,263	138,312	21,681
Due from affiliated companies	71,689	---	52,900	---
Other assets	12,626	2,282	21,842	1,861
	268,020	**9,545**	**213,054**	**23,542**

Of the total KRONES AG accounts receivable of 138,312 thousand euro, 29 % are due from domestic customers and 71 % from foreign customers.

KRONES Group	31.12.2001	of which residual term >1 year	31.12.2000	of which residual term >1 year
	TH€	TH€	TH€	TH€
Accounts receivable (trade debtors)	285,867	12,813	253,831	21,717
Due from affiliated companies	4,346	439	4,439	---
Other assets	21,623	3,164	33,618	3,243
	311,836	**16,416**	**291,888**	**24,960**

6 Short-term securities

This heading reports financial assets invested in fixed-rate securities.

7 Liquid funds

	KRONES AG		KRONES Group	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
	TH€	TH€	TH€	TH€
Cash on hand	11	8	103	101
Cash in bank accounts	25,202	31,834	61,294	52,466
	25,213	**31,842**	**61,397**	**52,567**

8 Prepayments and accrued income

	KRONES AG		KRONES Group	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
	TH€	TH€	TH€	TH€
Discounts on loans	---	---	---	39
Other prepayments and accrued income	215	81	3,591	1,156
	215	**81**	**3,591**	**1,195**

9 Subscribed capital

On the basis of the authority granted by the 1999 Annual General Meeting, the Company repurchased some of its own shares in the 2000 trading year, in accordance with § 71 section 1 No. 8 AktG. 677,771 KRONES AG ordinary shares and 192,836 KRONES AG preference shares were bought. With the approval of the Supervisory Board on 7th May 2001, these ordinary and preference shares were called in and the share capital reduced by € 2,225,671.45 in simplified form. The reduced amount was transferred to the capital reserve.

KRONES AG's subscribed capital now amounts to € 26,922,135.36. This is divided into:

6,955,729 registered ordinary shares
3,575,295 registered preference shares.

The Annual General Meeting on 23rd July 1998 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of approved capital. The Executive Board, with the approval of the Supervisory Board, is permitted to use this approved capital to increase the share capital by issuing new registered ordinary shares or registered preference shares without voting rights, once or more than once, in exchange for cash deposits of up to € 10,225,837.62 million. This it may do before 31st May 2002. Shareholders must be granted subscription rights to these shares.

10 Other revenue reserves

KRONES AG	2001	2000
	TH€	TH€
Level at 1st January	123,432	125,446
Allocated from net income/balance-sheet profit	33,760	22,497
Deduction arising from simplified equity reduction	-2,226	-24,511
Level at 31st December	**154,966**	**123,432**

KRONES Group	2001	2000
	TH€	TH€
Level at 1st January	149,252	157,053
Profit-neutral foreign exchange effects	973	2,517
Allocated from net income / balance-sheet profit	33,165	22,497
Deduction of difference from capital consolidation	---	-8,304
Deduction arising from simplified equity reduction	-2,226	-24,511
Level at 31st December	**181,164**	**149,252**

11 Unappropriated retained earnings

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
	TH€	TH€	TH€	TH€
Net income after allocation				
to revenue reserves	24,733	19,402	27,353	23,008
Profit carried forward	928	651	41,336	37,268
Unappropriated retained earnings	**25,661**	**20,053**	**68,689**	**60,276**

12 Shares in third-party ownership

The balancing entry in the Group balance sheet for shares in third-party ownership represents third-party equity holdings and profit shares in Anton Steinecker Maschinenfabrik GmbH.

13 Special items with reserve component

In the Group balance-sheet, this item represents a tax-free investment reserve at KRONES Ges.m.b.H., Austria. No significant revenue tax burden arises from the liquidation of this item.

14 Provisions and accruals

Pension regulations stipulate that employees that had joined the KRONES AG by the 1999 trading year have a right to retirement, disability and widow's pensions. The entry for pension provisions is based upon expert actuarial opinion. Amounts are determined by applying an interest rate of predominately 5.5 % on the basis of the 1998 table of guidelines. There is an under-accrual of three-thousand euro. Indirect pensions payable which are not covered by the KRONES welfare fund e.V. amount to 502 thousand euro.

Tax reserves make provision for anticipated tax payments to be paid by KRONES AG and the KRONES subsidiaries. Potential taxes amounting to 329 thousand euro are contained in the Group.

Other provisions cover all identifiable risks and other uncertain commitments. These mainly comprise provisions for personnel expenses, services yet to be provided, and guarantees.

15 Liabilities

KRONES AG	Total	of which with a residual term of:		
	31.12.2001	< 1 year	1–5 years	> 5 years
	TH€	TH€	TH€	TH€
Accounts payable	47,748	47,748	---	---
Due to affiliated companies	54,654	54,654	---	---
Other liabilities	17,932	17,229	703	---
of which for taxes	2,713			
of which related to social security	6,020			

KRONES Group	Total	of which with a residual term of:		
	31.12.2001	< 1 year	1–5 years	> 5 years
	TH€	TH€	TH€	TH€
Due to banks*	2,014	1,728	286	---
Accounts payable	67,225	67,204	21	---
Due to affiliated companies	955	955	---	---
Other liabilities	44,946	44,243	703	---
of which for taxes	12,471			
of which related to social security	9,836			

* proportion of amount secured by mortgages: TH€ 2.014.

16 Contingencies

	KRONES AG		KRONES Group	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
	TH€	TH€	TH€	TH€
Acceptance liabilities	9,047	9,093	9,825	10,005
Liabilities on guarantees				
and warranty agreements	10,151	12,691	28,446	13,895

Acceptance liabilities are the product of the issue and transfer of commodity bills. Warranty agreements consist both of cover for instalment payments and balance of price payments, and of guarantees arising from credit insurance contracts.

17 Other financial liabilities

	KRONES AG		KRONES Group	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
	TH€	TH€	TH€	TH€
Repurchase obligation				
from artificial security pension transactions	---	27,315	---	27,315
Rental and leasing contracts	25,025	22,378	32,798	27,758
Maintenance contracts	2,938	3,053	3,939	4,420
	28,963	**52,746**	**36,737**	**59,493**

Leasing liabilities result principally from a leasing agreement with a pre-emptive right on a site and factory building in Neutraubling.

Liabilities from maintenance contracts relate to computer hardware and software and to office communications equipment.

Comments on the profit-and-loss account

18 Sales revenues

KRONES AG		
Breakdown by region:	2001	2000
■ Germany	30%	30%
■ Rest of Europe	34%	33%
■ Other regions	36%	37%

KRONES Group		
Breakdown by region:	2001	2000
■ Germany	25%	24%
■ Rest of Europe	36%	32%
■ Other regions	39%	44%

19 Other operating income

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
	TH€	TH€	TH€	TH€
Revenue from the disposal of fixed assets	258	40	1,121	322
Revenue from the liquidation of reserves	2,907	16,041	5,723	17,981
Revenue from the abatement of one-off and lump sum adjustments to receivables	1,913	3,150	1,980	3,238
Revenue from the appreciation of fixed asset items	---	---	---	302
Other operating revenue	10,066	9,499	12,118	14,207
	15,144	**28,730**	**20,942**	**36,050**

20 Cost of materials

The cost of materials within the Group amounted to 38.9 % of total value of production (previous year: 39.8 %).

21 Personnel expenses

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
	TH€	TH€	TH€	TH€
Wages and salaries	227,264	207,739	351,673	326,376
Social security contributions and expenses				
for pensions and welfare	48,466	42,510	77,392	68,484
of which for pensions	(6,033)	(4,007)	(6,710)	(4,956)
	275,730	**250,249**	**429,065**	**394,860**

Average number of staff during year

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
Salaried staff	2,577	2,338	3,942	3,670
Wage-earning staff	2,856	2,802	4,235	4,138
Total	**5,433**	**5,140**	**8,177**	**7,808**

At KRONES AG during 2001, the average number of staff in training was 293 (previous year: 269).

22 Depreciation

Depreciation on intangible, tangible and financial fixed assets may be found in the table "analysis of fixed assets" (pages 70/71 and 76/77).

23 Other operating expenses

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
	TH€	TH€	TH€	TH€
Losses arising from disposals of				
fixed assets	67	11	211	384
Losses from impairment of current assets				
and transfer to adjustments	3,138	1,912	4,219	2,257
Other operating expenses	135,954	110,807	199,711	170,842
	139,159	**112,730**	**204,141**	**173,483**

Other operating expenses include repairs, energy, rental, insurance, commission fees and other costs.

Collection risks were adequately covered.

24 Financial results

	KRONES AG		KRONES Group	
	2001	2000	2001	2000
	TH€	TH€	TH€	TH€
Profit from shareholdings				
Investment revenue from				
affiliated companies	12,078	13,681	310	505
Interest revenue				
Income from other investments				
and long-term loans	51	1.971	83	2,009
Other interest revenue and similar income				
from affiliated companies	1,476	903	---	---
from other companies	2,951	4,541	6,548	10,076
Interest and similar expenses paid				
to affiliated companies	-3,507	- 4,546	---	---
to other companies	-1,464	- 2,193	-2,458	- 7,739
	-493	676	4,173	4,346
Financial result	**11,585**	**14,357**	**4,483**	**4,851**

25 Taxes

The heading "revenue and profit taxes"includes the trading year's tax burdens for the relevant periods. A corporate tax credit on profits paid out in the 2002 trading year, amounting to 1,642 thousand euro for KRONES AG and 2,475 thousand euro for the group, has been deducted. The taxes on earnings at KRONES AG were levied exclusively on the income from ordinary activities.

Other taxes reported include property tax and vehicle tax.

26 Profit due to third-party shareholders

This heading embraces the proportion of profits due to third-party shareholders in the subsidiary Anton Steinecker Maschinenfabrik GmbH.

Additional comments

27 Statement of sources and application of funds

The cash flow statement shows how the funds of the KRONES Group changed in the course of the reporting year through the inflow and outflow of funds. In it, the flow of funds is broken down into trading, investment and financial activities. The level of funds comprises the liquid funds and the securities from current assets.

Expenditures and revenues which are not cost effective have been eliminated from the cash flow of day-to-day trade activities. In the Group, investments in fixed assets amounting to 57,696 thousand euro are reported in cash flow from investment activities. The cash flow from financing activities includes the paid dividends and the redemption of financial debts.

Especially due to increased investments in fixed assets and current assets, the level of Group funds fell by 3,857 thousand euro when compared to the previous year.

28 Segment reporting

The division "Machines and Complete Lines for Beverage Production" is a collaboration of Anton Steinecker Maschinenfabrik GmbH, Brau-control Steuerungstechnik GmbH, SYSKRON GmbH and SANDER HANSEN A/S. The division "Machines and Complete Lines for Packing and Palletising" comprises KETTNER GmbH. All of the other companies of the Group are allocated to the division "Machines and Complete Lines for Product Bottling and Finishing".

The sales are allocated to different regions, according to where the customer is located. 'Depreciation' relates to fixed assets. Group internal sales are carried out at market prices.

'Total assets' covers fixed assets, current assets, prepayments and accrued income. The investments relate to the additions to fixed assets. Debts comprise the short-term provisions and liabilities, as well as financial debts.

'Return on sales' illustrates the ratio of profit after tax to sales.

29 Remuneration of the Supervisory Board and Executive Board

The total Remuneration paid to the Supervisory Board amounted to 132 thousand euro, and to the Executive Board 2,182 thousand euro. Remuneration paid to former Board members amounted to 427 thousand euro.

30 Shareholdings

A list of shareholdings is deposited with the Registrar of Companies in Regensburg Civil Court (HR B 2344).

Proposal for the disposal of the balance-sheet profit

After the allocation of € 22,000,000.00 to other profit reserves, there remain a unappropriated retained earnings of € 25,660,718.18.

We recommend to the Annual General Meeting to be held on 19th June 2002 that it should elect to dispose of this sum as follows:

Dividends	€
€ 0.90 for 6,955,729 ordinary shares	6,260,156.10
€ 1.00 for 3,575,295 preference shares	3,575,295.00
Allocation to other profit reserves	15,000,000.00
Carried forward to the new account	825,267.08

Neutraubling, March 2002

KRONES AG

The Executive Board:

Volker Kronseder
(Chairman)

Hans-Jürgen Thaus
(Deputy Chairman)

Alois Müller

Rainulf Diepold

Segment reporting

	Machines and plants the production of beverages			Machines and plants for product bottling and finishing		
	2001	2000		2001	2000	
	in TH€	in TH€		in TH€	in TH€	
Sales	124,615	101,654		926,740	817,123	
of which Germany	41,024	24,333		211,415	188,302	
of which rest of Europe	64,284	39,515		316,352	248,565	
of which other regions	19,307	37,806		398,973	380,256	
Depreciation	2,166	4,458		29,205	24,538	
Interest received	1,124	973		7,314	10,393	
Interest paid	577	864		3,050	7,591	
Tax on earnings	4,267	702		32,905	23,885	
Profit for the year	4,401	1,534		44,175	36,077	
Assets	114,822	88,485		647,712	560,741	
Debts	93,523	59,684		266,795	235,478	
Investments	1,813	15,344		46,871	28,865	
Employees on 31st December 2001	553	517		6,831	6,582	
Return on sales	**3.5%**	1.5%		**4.8%**	4.4%	



	Machines and plants for packing and palletising		Consolidation		KRONES Group	
	2001	2000	2001	2000	2001	2000
	in TH€	in TH€			in TH€	in TH€
	114,051	95,933			1,165,406	1,014,710
	36,336	32,182			288,775	244,817
	37,775	36,620			418,411	324,700
	39,940	27,131			458,220	445,193
	3,465	2,876			34,836	31,872
	21	8	–1,911	–1,298	6,548	10,076
	742	582	–1,911	–1,298	2,458	7,739
	3,097	2,278			40,269	26,865
	3,901	2,197	–2,143	–1,429	50,334	38,379
	53,106	44,636	–89,650	–50,374	725,990	643,488
	36,290	24,226	–89,650	–50,374	306,958	269,014
	9,009	6,207			57,693	50,416
	981	890			8,365	7,989
	3.4%	**2.3%**			**4.3%**	**3.8%**



Supervisory Board and Executive Board

Following compliance with the implementation requirements of the 1976 Co-Determination Law in 1987, the Supervisory Board was extended from six to twelve Members. §8, section 1 of the Articles of Association stipulates that six members are appointed from among the shareholders in accordance with the Shares Law (§§96, section 1, 101 AktG). Six members are also appointed among company employees in accordance with § 1, section 1, § 7 section 1, sentence 1, No.1 of the Co-Determination Law.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
** Eckes AG*
Leistritz AG
MOLL AG
Prüftechnik AG
HEITEC AG
URBANA AG
BRAMMER plc.
Carl Dan. Peddinghaus GmbH & Co. KG

Paul Jogsch**
Chairman of Central Works Council,
Deputy Chairman

Walter Meyer**
1. Head of the Branch IG-Metall Administration Centre Regensburg
** Delphi Automotive Systems Deutschland GmbH*

Rudolf Ederer
Lawyer

Herbert Gerstner**
Works Council Member

August Grünecker
Patent Lawyer
(until 19.6.2001)
** Perma Kunststoff-verarbeitung GmbH & Co.*

Ernst Baumann
(from 19.6.2001)
Member of the Executive Board der of BMW AG
** BMW Group*

Dr. Klaus Heimann**
Director of the Professional Training Department on the Board of IG Metall,
** MAN AG*

Dipl.-Ing. Dieter Jensen
(until 16.3.2002)
** Baumüller GmbH*

Norman Kronseder
Chief Executive of Saatzucht Steinach GmbH
** Bayerische Futtersaatbau GmbH*

H.H. Prince Alfred Ernst of Löwenstein-Wertheim-Freudenberg

Josef Strobl**
Plant Manager

Günter Walter**
Deputy Chairman of Central Works Council

Executive Board

Volker Kronseder
Chairman
Research & Development
** KRONES, Inc., USA*
KRONES S.A., Brazil

Hans-Jürgen Thaus
Deputy Chairman
Commerce
** Wilden AG*
KRONES, Inc., USA
KRONES UK Ltd., United Kingdom

Alois Müller
Operations

Rainulf Diepold
Sales
** KRONES S.A., Brazil*

Dr. Herbert Pickel
Deputy Member of the Executive Board
(until 30.6.2001)

* *Variant methods as specified in § 125 section 1, sentence 3 AktG*
** *Elected by staff*

Furthermore, each of the Group companies is made the responsibility of two members of the Executive Board, according to share ownership.



Auditor's report

We have inspected the year-end accounts and accounting records of KRONES AG, the Group year-end accounts prepared by KRONES AG, and its report on the company's and Group's situation for the trading year from 1st January to 31st December 2001. According to German commercial law, the preparation of these documents is the responsibility of the company's Executive Board. Our task is to issue, on the basis of the results of our inspection, an assessment of the year-end accounts and accounting records, the Group year-end accounts prepared by KRONES AG, and its report on the company's and the Group's situation.

We conducted our audit of the year-end and Group year-end accounts according to the rules for correctly auditing year-end accounts laid down by the Institute of German Auditors (IDW), as stipulated by §317 HGB. These rules state that the audit must be planned and executed so as to safely identify any errors and infringements which significantly impair the accuracy of the picture of the company's assets, finances and profits presented – in compliance with the principles of proper accounting practice – by the company and Group year-end accounts, and by the report on the situation of the company and the Group. When we define the audit procedure, we take into consideration the information we have about the company's business activities, its commercial and legal environment, and any expected sources of error. The audit incorporates an assessment of the effectiveness of internal accounting verification systems, and inspects proofs for the entries in accounting records, the company and Group year-end accounts, and the report on the situation of the company and the Group. This assessment is performed mainly by means of random sampling. The audit also assesses the accounting and consolidation principles used and the principle opinions of the legal representatives, as well as providing an appreciation of the overall picture presented in the company and Group year-end accounts and the report on the situation of the company and the Group. We consider our audit to provide a sufficiently sound foundation for our assessment.

Our audit did not reveal any grounds for objection.

In our opinion, the company and Group year-end accounts present a true and realistic picture of the assets, finances and profits of the company and Group in compliance with the principles of proper accounting practice. The report on the situation of the company and the Group provides an accurate overall representation of this situation, and appropriately depicts the risks affecting future progress.

Regensburg, 28th March 2002

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft (Commercial Auditors and Tax Consultants)

Graf von Lerchenfeld	Dräxler
Auditor	Auditor


STEINECKER
KRONES

KRONES branches in Europe

Belgium
S.A. KRONES N.V.
Parc Scientifique Einstein
Rue du Bosquet, n° 17
B-1348 Louvain-La-Neuve – Sud
Phone: (0032)-[0]10-480 700
Fax: (0032)-[0]10-480 722
E-Mail: j.dewijn@krones.be

Bulgari
KRONES Representative Office Bulgaria
Drujba 2
bul. Momina tscheschma Nr. 10
BG-1582 Sofia
Phone: (00359)-[0]2-793 784
Fax: (00359)-[0]2-971 2657
E-Mail: repr_krones@einet.bg

Denmark
KRONES NORDIC ApS
Helsingvej 26 A-B
DK-3250 Gilleleje
Phone: (0045)-48-36 90 00
Fax: (0045)-48-36 90 01
E-Mail: krones@krones.dk

SANDER HANSEN A/S
Søndre Ringbej 55
DK-2605 Brøndby
Phone: (0045)-43 46 61 00
Fax: (0045)-43 46 61 01
E-Mail: kim.dalum@sander-hansen.com

Germany
KETTNER GmbH
Äußere Münchener Straße 104
D-83026 Rosenheim
Phone: (0049)-[0]80 31-40 40
Fax: (0049)-[0]80 31-40 42 97
E-Mail: contact@kettner-gmbh.de

France
KRONES SARL
12, rue Lavoisier
F-94437 Chennevières-sur-Marne Cedex
Phone: (0033)-[0]1-45 76 72 32
Fax: (0033)-[0]1-45 76 30 46
E-Mail: jacquet.sylvie@krones.fr

United Kingdom
KRONES UK Ltd.
Westregen House
Great Bank Road
Wingates Industrial Park
Westhoughton
GB-Bolton BL5 3XB
Phone: (0044)-[0]1942-84 50 00
Fax: (0044)-[0]1942-84 50 91
E-Mail: sales@krones.co.uk

Italy
KRONES S.R.L.
Via L. Bacchini delle Palme, 2
I-37016 Garda (VR)
Phone:: (0039)-045-620 82 22
Fax: (0039)-045-620 82 99
E-Mail: krones@graffiti2000.com

Netherlands
KRONES Nederland B.V.
Koninginneweg 1F
NL-2771 DN Boskoop
Phone: (0031)-[0]172-21 15 14
Fax: (0031)-[0]172-21 15 26
E-Mail: sales@krones.nl

Austria
KRONES Maschinenfabrik Ges.m.b.H.
Einsiedeleigasse 10
A-1130 Wien
Phone: (0043)-[0]1-8 77 05 07
Fax: (0043)-[0]1-8 77 05 77
E-Mail: andrasova.renate@krones.de

Poland
KRONES Spólka z o.o.
ul. Wal Miedzeszynski 844
PL-03-942 Warszawa
Phone: (0048)-[0]22-616 03 82
Fax: (0048)-[0]22-616 03 31
E-Mail: krones@it.com.pl

Portugal
KRONES Portugal
Equipamentos Industriais, Lda.
Rua Guerra Junqueiro, n°6 E–F
Queluz de Baixo
P-2745 Barcarena
Phone: (00351)-[0]21-435 09 94
Fax: (00351)-[0]21-435 09 78
E-Mail: kronesportugal@mail.telepac.pt

Romania
KRONES Romania Prod. S.R.L.
St. Splaiul Independentei 1
Bloc 16, Sc. 2, Et. 4
Appart. 42, Sector 5
RO-70501 Bucharest
Phone: (0040)-[0]1-335 0173 / 335 3539
Fax: (0040)-[0]1-335 17 38
E-Mail: kronesro@com.pcnet.ro

Russia
KRONES o.o.o.
Krasnopresnenskaja nab., 12
Hotel "Meshdunarodnaja-II"
Office 1620
R-123610 Moskau
Phone: (007)-095-967 05 09 / 05 10
Fax: (007)-095-967 05 07
E-Mail: krones@wtt.ru

Switzerland
KRONES AG
Kapellenweg 5
CH-5632 Buttwil
Phone: (0041)-[0]56-6 75 50 40
Fax: (0041)-[0]56-6 64 47 60
E-Mail: ch-krones@swissonline.ch

Spain
KRONES Iberica, S.A.
Provenza 30
E-08029 Barcelona
Phone: (0034)-93-410 81 85
Fax: (0034)-93-410 70 98
E-Mail: info@krones.es

Czech Republic
KRONES s.r.o.
Nádrazní 86
CZ-150 54 Praha 5
Phone: (00420)-[0]2-57 31 56 63
Fax: (00420)-[0]2-57 31 56 62
E-Mail: krones@comp.cz

Turkey
KRONES Türkiye
Ali Riza Gurcan Cad.
Metropol Center A Blok
No. 32 Kat 13/51
TR-34010 Merter/Istanbul
Phone: (0090)-212-481 74 74
Fax: (0090)-212-481 74 76
E-Mail: krones@superonline.com

Ukraine
KRONES Representative Office Ukraine
vul. Kostiolna, 4
Office 8
01001 Kiew
Phone: (00380)-44-228 02 30
Fax: (00380)-44-229 40 44
E-Mail: krones@carrier.kiev.ua

KRONES branches oversees

Argentina
KRONES Surlatina, S.A.
Riobamba 588, Piso 1°
(1025)-Buenos Aires
Phone: (0054)-11-4373-2884
Fax: (0054)-11-4372-9612
E-Mail: hcirigliano@krones.com.ar

Brazil
KRONES S.A.
Av. Presidente Juscelino, 1140 (Piraporinha)
09950-370 Diadema, São Paulo
Phone: (0055)-[0]11-40 75 95 00
Fax: (0055)-[0]11-40 75 98 00
E-Mail: vendas@krones.com.br

P.R. China
KRONES (Beijing) Machinery Co., Ltd.
Room 1803, Jingtai Tower
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022
Phone: (0086)-[0]10-6515 6597/98
Fax: (0086)-[0]10-6515 6599
E-Mail: kroneskb@eastnet.com.cn

KRONES (Shanghai) Representative Office
No. 03/13F, New Town Center
83 Loushanguan Road
Shanghai, 200336
Phone: (0086)-[0]21-62 36 83 80
Fax: (0086)-[0]21-62 36 81 41
E-Mail: kronessh@sh163.net

Hongkong/SAR
KRONES Asia Ltd.
Unit 1311–12, New East Ocean Centre
9 Science Museum Road
Tsimshatsui East
Kowloon
Hongkong/SAR
Phone: (00852)-27 21 26 18
Fax: (00852)-27 23 25 98
E-Mail: info@Krones.com.hk

India
KRONES India Pvt. Ltd.
Unit No. 204, Money Centre
Koramangala, Hosur Road
Bangalore 560 095
Phone: (0091)-80-571 53 95
Fax: (0091)-80-571 57 68
E-Mail: krones@vsnl.com

Japan
KRONES Japan Co., Ltd.
Gotanda First Bldg.
8–1, Nishi-Gotanda 2-Chome
Shinagawa-ku
Tokyo 141
Phone: (0081)-[0]3-34 91 21 41
Fax: (0081)-[0]3-34 91 92 13
E-Mail: Nobukawa@KRONESJP

Canada
KRONES Machinery Co. Ltd.
28 Regan Road
Brampton, Ont. L7A 1A7
Phone: (001)-905-8 40 50 00
Fax: (001)-905-8 40 29 00
E-Mail: lindah@krones.ca

Kasachstan
KRONES Representative Office Kasachstan
Aljfarabi 65
480090 Almaty
Ph./Fax: (007)-32 72-58 25-68/-69
Mobil: (007)-300 111 70 40
E-Mail: krones@krones.almaty.kz

Columbia
KRONES Andina Ltda.
Av. Calle 81 No. 62–70
Bodega No. 30
Santafé de Bogotá, D.C.
Phone: (0057)-1-310 87 68
Fax: (0057)-1-310 87 98
E-Mail: krones@cable.net.co

Mexiko
KRONES MEX. S.A. de C.V.
Av. Horacio No. 828
Col. Polanco
11550 Mexiko, D.F.
Deleg. Miguel Hidalgo
Phone: (0052)-55 52 81 79 31
Fax: (0052)-55 52 81 79 24
E-Mail: ejurgensen@krones.com.mx

South Africa
KRONES Southern Africa (PTY) Ltd.
A.P.D. Industrial Park
Unit 35, Elsecar Road
Kya Sand
Randburg
Private Bag X42
Bryanston 2021
Phone: (0027)-[0]11-708 1733
Fax: (0027)-[0]11-708 2357
E-Mail: stephan@Krones.co.za

South Korea
KRONES Korea Ltd.
5Fl. & 6Fl. Cheong Hee Bldg.
422–4, Togok-Dong
Kangnam-Ku
Seoul, 135–270
Phone: (0082)-[0]2-3461 2910
Fax: (0082)-[0]2-3461 2916
E-Mail: yrhong@kroneskorea.co.kr

Thailand
KRONES (Thailand) Company Ltd.
947/161 Bangna Complex
Moo 12 Bangna Trad Km 3
Bangna Trad Road
Bangkok, 10260
Phone: (0066)-2-361 90 92/93
Fax: (0066)-2-361 90 91
E-Mail: kuebrich@Kronesthailand.com

USA
KRONES INC.
9600 South 58th Street
P.O. Box 32 100
Franklin, Wis. 53132-63 00
Phone: (001)-414-4 09 40 00
Fax: (001)-414-4 09 41 40
E-Mail: tlehmann@kronesusa.com

Venezuela
Maquinarias KRONES de Venezuela, S.A.
Centro Empresarial Torre Humboldt
Piso 3, Oficinas 08–09
Urb. Parque Humboldt
Prados del Este
P.O. Box 81.140
Caracas 1080
Phone: (0058)-212-9 75 08 15
Fax: (0058)-212-9 75 08 15

Group statistics at a glance

	in mio € 1997	in mio € 1998	in mio € 1999	in mio € 2000	in mio € 2001
Sales					
Sales revenues	868	921	908	1,015	1,165
domestic	122	185	182	244	289
abroad	746	736	726	771	876
Percentage exports	86.0%	80.0%	80.0%	76.0%	75.0%
Profits					
Profit from ordinary business activities	34	53	66	68	93
Net income	18	26	25	38	50
DVFA / SG earnings	17	28	25	38	50
DVFA / SG earnings per share (in €)	1.45	2.30	2.16	3.61	4.78
Asset and capital structure					
Fixed assets	196	152	163	182	206
Current assets	373	434	467	461	520
of which liquid assets	68	107	120	66	62
Shareholders' equity	300	328	340	338	381
Provisions	168	176	199	186	230
Liabilities	101	82	91	119	115
Balance-sheet total	569	586	630	643	726
Cash flow / investments					
Cash flow	68	90	53	71	87
Investments	42	21	37	62	58
Depreciation	48	58	26	32	35
Net financial position	55	106	121	63	60
(liquid funds less financial liabilities)					
Key indices / key profitability figures					
Equity ratio	52.7%	55.9%	53.9%	52.6%	52.4%
Return on sales after tax	2.0%	2.9%	2.7%	3.8%	4.3%
Return on investment after tax	5.8%	8.1%	7.2%	11.3%	13.2%
ROCE	7.6%	11.2%	13.1%	16.0%	21.6%
EBIT / margin	3.5%	4.4%	5.3%	6.0%	7.4%
Employees (on 31.12.)	7,619	7,822	7,616	7,989	8,365
domestic	6,198	6,334	6,278	6,585	6,991
abroad	1,421	1,488	1,338	1,404	1,374
Dividend distribution					
Dividend per ordinary share (in €)	0.28	0.41	0.51	0.66	0.90
Dividend per preference share (in €)	0.38	0.51	0.61	0.77	1.00

Publication data:

Published by: **KRONES AG**
Böhmerwaldstraße 5
93068 Neutraubling

Design: Büro Benseler
Text: Peter Hellmund
KRONES AG
Photography: KRONES AG, Brice Le Frère
Printer: Aumüller Druck KG, Regensburg
Litho: kaltnermedia GmbH
Print run: 6,000 copies in German
5,000 copies in English

Diary:

May 2002	Balance Sheet Press Conference
May 2002	DVFA Conference
June 2002	Annual General Meeting of Shareholders
August 2002	30th June, Interim Report
November 2002	30th September, Interim Report

Contact:

KRONES AG
Investor Relations
Böhmerwaldstraße 5
93068 Neutraubling
Germany

Phone 0 94 01-70 32 58
Fax 0 94 01-70 34 96
E-Mail investor-relations@krones.de
Internet www.krones.de

The Annual Report is also available in German. A copy will be posted on request. You will also find it on our website under the heading Investor Relations.